UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 1-SA

SEMIANNUAL REPORT PURSUANT TO REGULATION A

For the Fiscal Semiannual Period Ended June 30, 2026

MASTERWORKS VAULT 18, LLC

(Exact name of issuer as specified in its charter)

Commission File Number: 024-12745

Delaware	33-2092648
State of other jurisdiction of incorporation or Organization	(I.R.S. Employer Identification No.)

1 WORLD TRADE CENTER, 57TH FLOOR, NEW YORK, NY 10007

(Full mailing address of principal executive offices)

(203) 518-5172

(Issuer’s telephone number, including area code)

www.masterworks.com

(Issuer’s website)

Series 186 Class A Ordinary Shares, Series 190 Class A Ordinary Shares, Series 191 Class A Ordinary Shares, Series 192 Class A Ordinary Shares, Series 193 Class A Ordinary Shares, Series 195 Class A Ordinary Shares, Series 196 Class A Ordinary Shares, Series 197 Class A Ordinary Shares, Series 198 Class A Ordinary Shares, Series 199 Class A Ordinary Shares, Series 200 Class A Ordinary Shares, Series 201 Class A Ordinary Shares, Series 202 Class A Ordinary Shares, Series 203 Class A Ordinary Shares, Series 204 Class A Ordinary Shares, Series 205 Class A Ordinary Shares, Series 206 Class A Ordinary Shares, Series 207 Class A Ordinary Shares, Series 208 Class A Ordinary Shares, Series 209 Class A Ordinary Shares, Series 211 Class A Ordinary Shares, Series 212 Class A Ordinary Shares, Series 213 Class A Ordinary Shares, Series 214 Class A Ordinary Shares, Series 215 Class A Ordinary Shares, Series 216 Class A Ordinary Shares, Series 217 Class A Ordinary Shares, Series 218 Class A Ordinary Shares, Series 219 Class A Ordinary Shares, Series 220 Class A Ordinary Shares, Series 221 Class A Ordinary Shares, Series 222 Class A Ordinary Shares, Series 223 Class A Ordinary Shares, Series 224 Class A Ordinary Shares, Series 225 Class A Ordinary Shares, Series 226 Class A Ordinary Shares, Series 227 Class A Ordinary Shares, Series 228 Class A Ordinary Shares, Series 229 Class A Ordinary Shares, Series 230 Class A Ordinary Shares, Series 231 Class A Ordinary Shares, Series 232 Class A Ordinary Shares, Series 233 Class A Ordinary Shares, Series 234 Class A Ordinary Shares, Series 236 Class A Ordinary Shares, Series 244 Class A Ordinary Shares

(Securities issued pursuant to Regulation A)

1

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This Report contains certain forward-looking statements that are subject to various risks and uncertainties. Forward-looking statements are generally identifiable by use of forward-looking terminology such as “may,” “will,” “should,” “potential,” “plan,” “intend,” “expect,” “outlook,” “seek,” “anticipate,” “estimate,” “approximately,” “believe,” “could,” “project,” “predict,” or other similar words or expressions. Forward-looking statements are based on certain assumptions, discuss future expectations, describe future plans and strategies, or state other forward-looking information. Our ability to predict future events, actions, plans or strategies is inherently uncertain. Although we believe that the expectations reflected in our forward-looking statements are based on reasonable assumptions, actual outcomes could differ materially from those set forth or anticipated in our forward-looking statements. Factors that could cause our forward-looking statements to differ from actual outcomes include, but are not limited to, those described under the heading “Risk Factors” in our most recent Offering Circular filed with the Securities and Exchange Commission (“SEC”), as such factors may be updated from time to time in our periodic filings and offering circular supplements filed with the SEC, which are accessible on the SEC’s website at www.sec.gov. Readers are cautioned not to place undue reliance on any of these forward-looking statements, which reflect our views as of the date of this Report. Furthermore, except as required by law, we are under no duty to, and do not intend to, update any of our forward-looking statements after the date of this Report, whether as a result of new information, future events or otherwise.

Item 1. Management’s Discussion and Analysis of Financial Condition and Results of Operations

As used in this Report, “we,” “our,” “ours,” “us,” or the “Company,” refer to Masterworks Vault 18, LLC, a Delaware series limited liability company and, as the context requires, the series of the Company and the segregated portfolios of Masterworks Cayman, SPC (“SPC”) that hold title to the Artwork of each series, individually or collectively. “Masterworks” refers to Masterworks, LLC, and or its wholly owned subsidiaries.

The following discussion of the financial condition and results of operations of the Company should be read in conjunction with our unaudited Consolidated Financial Statements and the related notes. The Consolidated Financial Statements included in this filing are unaudited and have not been reviewed, and may not include year-end adjustments necessary to make those financial statements comparable to audited results, although in the opinion of management all necessary adjustments have been included to make the interim Consolidated Financial Statements not misleading.

Overview

We are a Delaware series limited liability company formed on November 18, 2024 to facilitate investment in distinct artworks (each, an “Artwork” and collectively, the “Artworks”). We are managed by our affiliate, Masterworks Administrative Services, LLC (the “Administrator”).

Each Artwork is owned by a separate series of the Company. The Class A shares of each series represent ordinary membership interests in such series (“Class A ordinary shares”) and an investment solely in a particular series and, thus, indirectly in the Artwork beneficially owned by that series. As a Delaware series limited liability company, the debts, liabilities, obligations and expenses incurred, contracted for or otherwise existing with respect to a particular series of the Company are segregated and enforceable only against the assets of such series under Delaware law.

As of June 30, 2026, no series of the Company or any segregated portfolio of Masterworks Cayman beneficially owns any material assets other than cash and/or the single Artwork associated with such series or has any indebtedness or commercial obligations following the final closing of such series offering other than obligations arising pursuant to a management services agreement with Masterworks and potential contractual obligations associated with an eventual sale of the Artwork of a series.

The Restructuring Transactions

On June 1, 2026, the Company completed a series of transactions (the “Restructuring Transactions”) pursuant to which the assets, rights and obligations of 46 separate Delaware limited liability companies, each of which had conducted its own qualified Regulation A offering and owned a single Artwork (each, a “Target Issuer”), were transferred into 46 distinct series of the Company. The Restructuring Transactions were described in the Company’s offering circular, which was qualified by the Securities and Exchange Commission, and in the Current Reports on Form 1-U filed by each Target Issuer.

2

The Restructuring Transactions comprised the following steps, which occurred substantially concurrently:

1. Asset Transfers and Assignments. All of the assets of each Target Issuer were transferred to a newly formed series of the Company (each, a “Merger Series”) in exchange for 100% of the shares of such Merger Series, and each Target Issuer assigned to the applicable Merger Series all agreements to which it was a party, including its management services agreement, its intercompany agreement and its subscription agreements. Each series also assumed the pre-existing obligation of the predecessor Target Issuer to exchange Management Fee Shares that are SPC shares for Class A ordinary shares of such series on a one-for-one basis.

2. Distributions. Each Target Issuer distributed one share of the applicable Merger Series to each of its shareholders for each share of the same class of the Target Issuer held by such shareholder, so that each Merger Series had the same capitalization and share ownership as the predecessor Target Issuer.

3. Merger. Each Merger Series merged with and into a newly created series of the Company, and each outstanding share of the Merger Series was converted into one share of the surviving series of the same class. The surviving series succeeded to all rights and obligations of the predecessor Target Issuer.

4. Dissolution. Each Target Issuer was dissolved following the Merger and its outstanding membership interests were extinguished.

No consideration was paid by the Company or by any series, and no shareholder was required to make any payment or bear any cost or expense, in connection with the Restructuring Transactions. Each shareholder of a Target Issuer received shares of the corresponding series of the Company of the same class and in the same number as the shares held in the Target Issuer, so that the ownership, capitalization, board of managers, assets and obligations of each series immediately following the Restructuring Transactions were the same as those of the corresponding Target Issuer immediately before. Masterworks’ compensation arrangements did not change as a result of the Restructuring Transactions, and the existing arrangements of each Target Issuer were assumed by the corresponding series.

Each Target Issuer announced the Restructuring Transactions in a Current Report on Form 1-U filed on May 29, 2026 and remained subject to the reporting requirements of Regulation A until it filed a Form 1-Z, exiting the reporting system, on June 29, 2026 in connection with its dissolution. The Company has reported in respect of each surviving series from June 1, 2026, the date of the transfer.

Basis of Presentation and Periods Presented

The Restructuring Transactions were a transaction between entities under common control and have been accounted for under FASB Accounting Standards Codification Subtopic 805-50, Business Combinations: Related Issues. The assets and liabilities transferred were recognized by each series at the historical carrying amounts of the predecessor Target Issuer, and no goodwill or other adjustment to carrying value arose.

This Report covers the first six months of the Company’s fiscal year, and the Consolidated Statements of Operations, of Members’ Equity and of Cash Flows are presented for the period from January 1, 2026 through June 30, 2026. The Company’s offering statement on Form 1-A was qualified on May 29, 2026 and this Report is the Company’s first periodic report. The Company had no assets, liabilities or operations at any time from the beginning of the period until the Restructuring Transactions on June 1, 2026, so the opening balances of the period are nil and the balances transferred on that date are the first amounts recognized. No comparative period is presented: the Company conducted no operations in any prior period, and the semiannual reports of the Target Issuers for the corresponding period of 2025 are incorporated by reference in the Company’s offering circular. See Note 1.

Continuity with the Target Issuers’ Prior Reports

Each series of the Company continues an investment previously made through a single Target Issuer, and each Target Issuer was itself a Regulation A reporting company. Each series bears the number of the Target Issuer whose Artwork it holds, as set out in the table below -- and the offering circular, annual reports on Form 1-K, semiannual reports on Form 1-SA and current reports on Form 1-U of each Target Issuer are incorporated by reference into the Company’s offering circular, which lists them by Target Issuer. They remain available on the SEC’s EDGAR website under the name of that Target Issuer. The most recent annual report of each Target Issuer, for the year ended December 31, 2025, was filed on April 30, 2026. The most recent semiannual report of each Target Issuer, for the six months ended June 30, 2025, was filed on September 26, 2025; it covers the period corresponding to the period covered by this Report.

3

A shareholder of a Target Issuer received one share of the corresponding series of the Company, of the same class, for each share held, and paid nothing and gave up nothing in the exchange. The Artwork held for each series, the number and the rights of the shares outstanding, and the terms on which the Administrator is compensated are the same before and after the Restructuring Transactions. What changed is the legal form in which the Artwork is held and the identity of the reporting company: 46 separate reporting issuers became 46 series of a single reporting issuer, and this Report covers all of them.

Because the Restructuring Transactions were between entities under common control, nothing was revalued. Each series recognized the assets and liabilities it received at the amounts at which the Target Issuer carried them, so the carrying value of each Artwork in this Report is the same historical cost the predecessor Target Issuer reported in its most recent annual report. The line “Net assets contributed in the common control transaction” in the Consolidated Statement of Members’ Equity is the net book value of what was transferred — the Target Issuer’s members’ equity immediately before the transfer.

Because the Company had no assets, liabilities or operations before the Restructuring Transactions, the Consolidated Statements of Operations, of Members’ Equity and of Cash Flows in this Report, including per-share amounts, are those of the period from January 1, 2026 through June 30, 2026, and are not comparable with the twelve-month amounts in a Target Issuer’s annual report or the six-month amounts in its semiannual reports. The Consolidated Balance Sheet at June 30, 2026 is directly comparable: it presents the same Artwork, carried at the same amount, held for the same shareholders. The balances transferred to each series on June 1, 2026 include all activity of the predecessor Target Issuer through that date.

Series of the Company	Predecessor Target Issuer	SEC File No.	CIK
Series 186	Masterworks 186, LLC	024-12069	0001952293
Series 190	Masterworks 190, LLC	024-12088	0001952925
Series 191	Masterworks 191, LLC	024-12100	0001952938
Series 192	Masterworks 192, LLC	024-12087	0001952929
Series 193	Masterworks 193, LLC	024-12072	0001952943
Series 195	Masterworks 195, LLC	024-12074	0001953963
Series 196	Masterworks 196, LLC	024-12081	0001953836
Series 197	Masterworks 197, LLC	024-12076	0001953832
Series 198	Masterworks 198, LLC	024-12111	0001953828
Series 199	Masterworks 199, LLC	024-12102	0001955111
Series 200	Masterworks 200, LLC	024-12077	0001955142
Series 201	Masterworks 201, LLC	024-12091	0001955112
Series 202	Masterworks 202, LLC	024-12097	0001955063
Series 203	Masterworks 203, LLC	024-12105	0001955692
Series 204	Masterworks 204, LLC	024-12119	0001955693
Series 205	Masterworks 205, LLC	024-12124	0001955789
Series 206	Masterworks 206, LLC	024-12118	0001955770
Series 207	Masterworks 207, LLC	024-12129	0001955809
Series 208	Masterworks 208, LLC	024-12121	0001956504
Series 209	Masterworks 209, LLC	024-12126	0001956503
Series 211	Masterworks 211, LLC	024-12123	0001956599
Series 212	Masterworks 212, LLC	024-12107	0001956500
Series 213	Masterworks 213, LLC	024-12133	0001956593
Series 214	Masterworks 214, LLC	024-12137	0001956578
Series 215	Masterworks 215, LLC	024-12132	0001956506
Series 216	Masterworks 216, LLC	024-12131	0001958122
Series 217	Masterworks 217, LLC	024-12127	0001958221
Series 218	Masterworks 218, LLC	024-12136	0001958306
Series 219	Masterworks 219, LLC	024-12188	0001958308
Series 220	Masterworks 220, LLC	024-12142	0001958307
Series 221	Masterworks 221, LLC	024-12148	0001958945
Series 222	Masterworks 222, LLC	024-12146	0001958941
Series 223	Masterworks 223, LLC	024-12162	0001959078
Series 224	Masterworks 224, LLC	024-12154	0001958949
Series 225	Masterworks 225, LLC	024-12147	0001958953
Series 226	Masterworks 226, LLC	024-12152	0001959077
Series 227	Masterworks 227, LLC	024-12172	0001958951
Series 228	Masterworks 228, LLC	024-12179	0001958946
Series 229	Masterworks 229, LLC	024-12181	0001958947
Series 230	Masterworks 230, LLC	024-12180	0001958950
Series 231	Masterworks 231, LLC	024-12166	0001964222
Series 232	Masterworks 232, LLC	024-12170	0001964224
Series 233	Masterworks 233, LLC	024-12185	0001964221
Series 234	Masterworks 234, LLC	024-12183	0001964212
Series 236	Masterworks 236, LLC	024-12173	0001966617
Series 244	Masterworks 244, LLC	024-12192	0001968441

Operating Results

During the period from January 1, 2026 through June 30, 2026, the Company recognized net income of $1,639,005. Operating results for the period consist principally of the management services fee payable to the Administrator, which is settled in shares rather than in cash, and, for any series that sold its Artwork during the period, the gain recognized on that sale.

The Artwork of Series 214 was sold on June 25, 2026 for gross proceeds of $2,600,000, resulting in a gain of $1,000,000. Distributions of the net proceeds to holders of Class A ordinary shares of that series commenced on June 30, 2026. That series is in liquidation and will be dissolved following completion of the distribution.

The Artwork of Series 232 was sold on June 26, 2026 for gross proceeds of $1,750,000, resulting in a gain of $750,000. The net proceeds were recorded as a receivable of $1,750,000 at June 30, 2026 and were received, and distributions to holders of Class A ordinary shares of that series commenced, on July 1, 2026, as described in Note 4, Subsequent Events. That series is in liquidation and will be dissolved following completion of the distribution.

Under the operating agreement the Class B shares of a series are entitled to 20% of the profits recognized on a sale of the Artwork of that series, after deduction of all management fees and other expenses. $148,150 for Series 214 and $117,294 for Series 232 were so allocated and were presented in the Consolidated Statement of Members’ Equity and in the computation of net income per Class B share.

The profits allocated to the Class B shares are determined under the distribution waterfall in the operating agreement, which returns $20 per share to the holders of all Class A ordinary shares of the series, including the Class A ordinary shares issued on the exchange of the Management Fee Shares, before any profit is shared. They accordingly differ from the gain recognized on the sale in the accompanying Consolidated Statement of Operations, which is measured against the carrying value of the Artwork.

The Administrator is issued Management Fee Shares at a rate of 1.5% per annum of the total equity interests of the applicable segregated portfolio of Masterworks Cayman. The fee is a non-cash expense: it is settled by the issuance of shares and is recognized at the value of the shares issued at the time of issuance. During the period from January 1, 2026 through June 30, 2026, $110,995 was recognized in respect of the fee. The shares issued during the period also settled $222,523 of fee accrued by the Target Issuers for April 1, 2026 through May 31, 2026 and transferred to the Company on June 1, 2026, so the value of shares issued during the period exceeds the expense recognized in the period by that amount.

4

Contingent Liabilities

Neither the Company nor any series has any contingent liabilities, other than as described in the notes to the Consolidated Financial Statements.

Income Taxes

The Company is treated as a single partnership for U.S. federal income tax purposes and files one partnership return covering all of its series. The series are not separate taxpayers and do not file separately.

Because the economic arrangement differs from series to series, the partnership uses special allocations to attribute the income, gain, loss and deduction of each series to the members of that series. Each member is allocated its pro rata share of the results of the series in which it holds shares, after giving effect to the distribution waterfall of that series, including the entitlements of the Class B ordinary shares and of any Class A preferred shares. The allocations are made so that each member’s share of taxable income or loss follows the economic arrangement set out in the operating agreement.

As a partnership, the Company generally is not subject to U.S. federal income tax. Each member that is subject to U.S. tax takes into account its allocated share, whether or not distributed, and reports it on its own return. Taxable income or loss allocated to a member may differ significantly from the income or loss reported for that series in these financial statements. Accordingly, no provision for income taxes is reflected in these financial statements.

Liquidity and Capital Resources

Assets. At June 30, 2026, the Company held Artwork with a carrying value of $73,483,518 and cash of $1,816,856. Each series has completed the final closing of its offering, and the cash of each series consists of the capital contributed on formation together with amounts accumulated in respect of interest, other than a series that has sold its Artwork and holds the net proceeds pending distribution to its shareholders.

Liabilities. At June 30, 2026, the Company had no liabilities. The management services fee accrued by the Target Issuers and transferred to the Company on June 1, 2026 was settled during the period by the issuance of Management Fee Shares.

We do not expect the Company or any series to require cash to fund operations. The Administrator performs management services and pays all of the ordinary ongoing operating costs and expenses of the Company and each series in exchange for Management Fee Shares, and has agreed to fund our operations and the costs of maintaining the Artwork of each series until the Artwork is sold or the earlier termination of the Management Services Agreement.

Recent Developments in the Art Market

The global art market entered a recovery cycle in 2025 following a prolonged downturn, and that recovery extended through the first half of 2026. At the three major auction houses, Christie’s, Sotheby’s and Phillips, combined fine art auction sales rose 14.7% to $7.04 billion in 2025, and rose 81.9% year-over-year to $5.22 billion in the first half of 2026, the strongest first-half result since 2022. This followed a significant contraction in 2024, when fine art auction sales at the three houses declined 26.0% to $6.14 billion. While the global art market is large, its exact size is unknown and statistical data is inconsistent, and the auction figures in this section cover only the three houses named above.

Single-owner collections appear to have been a large driver of the recovery. They accounted for $2.17 billion of sales in the first half of 2026, or roughly 32% of total auction value across all collectible categories at the three houses. New York contributed $1.41 billion of that, up from approximately $525 million a year earlier, and London $568 million. Two collections accounted for 45% of that total: Christie’s Masterpieces: The Private Collection of S.I. Newhouse, which realized $630.8 million, and Sotheby’s Masterpieces from the Lewis Collection, at $346.5 million in London in June. Fine art sales for the period were up 82.6% at Christie’s, 87.2% at Sotheby’s, and 37.7% at Phillips.

Impressionist and Modern art has led the recovery in both periods, rising 31.4% in 2025 and a further 133.4% in the first half of 2026 to $2.31 billion. Much of that increase came from a small number of works, including Gustav Klimt’s Bildnis Elisabeth Lederer, which sold for $236.4 million. The number of lots sold in the category fell by a third in 2025 even as its value rose. Post-War and Contemporary art, the category most relevant to the Company’s portfolio, was more subdued in 2025, easing 2.6% to $2.84 billion, though it remained the largest fine art category at auction in that year. It recovered in the first half of 2026, rising 56.9% to $1.92 billion, although Impressionist and Modern art was the larger category in that period.

The market for works by women artists strengthened in the first quarter of 2026. Auction sales of works by women artists at the three major houses totaled $105.5 million in that quarter, an increase of 58.7% year-over-year and the first opening quarter above $100 million since at least 2018. This followed a weaker 2025, in which sales by women artists declined 6.7% to approximately $502 million. The highest price paid for a work by a woman artist in 2025 was $54.7 million, for Frida Kahlo’s El sueño (La cama) at Sotheby’s New York in November. Women artists accounted for approximately 20% of artists selling at auction in 2025.

Based on a repeat-sales index of historical art market prices computed on a value-weighted basis and focused on the Post-War & Contemporary Art category, as developed by Masterworks, the Post-War & Contemporary Art category has exhibited price appreciation at an estimated annualized rate of 10.07% from 1995 to 2026, versus 10.53% for the S&P 500 Index on a total return basis, with a correlation factor of 0.01 on quarterly returns. Art market transaction volume has also shown resilience through periods of financial stress, such as 2001-2, 2008-9 and 2020. We believe these characteristics present the investment case for art as a possible risk diversifier.

5

Looking ahead through the balance of 2026, indicators of market participation have continued to improve. The sell-through rate across the three houses reached 91.3% in the first half of 2026, surpassing 90% for the first time in a first-half auction season, with 131 white-glove sales. Lots sold rose 4.6% to 54,869.

We expect the autumn 2026 auction season to be an important test of the durability of the current cycle. Market participants do not uniformly expect the first half’s pace to continue: a majority of market experts surveyed by ArtTactic in March 2026 anticipated that the auction market would consolidate around current levels over the coming months rather than sustain first-half growth rates.

Geopolitical and economic uncertainty, together with the effects of cross-border trade policy, remain risks to demand. Some categories of art have retained a special status under current trade regulations, which has left the market relatively insulated from direct tariff costs, but policy volatility has increased the administrative burden and cost of cross-border transactions and has weighed on buyer and seller confidence. In a survey conducted at the end of 2025, 80% of mid-tier auction houses reported that tariffs and cross-border trade barriers had negatively affected their business during the year; none reported a positive effect.

Through the first half of 2026, art market transaction volumes and sell-through rates have improved relative to prior periods, which has increased near-term opportunities for artwork sales by us and, by extension, capital formation for new Masterworks offerings. The Company completed the sale of the Artwork of one or more series during the period from January 1, 2026 through June 30, 2026, as described above under Operating Results, and has made or commenced corresponding distributions to the holders of Class A ordinary shares of those series. We expect market conditions to continue to support exit opportunities through the balance of 2026. The Company continues to exercise flexibility in timing sales based on market conditions, and intends to hold the Artwork of each series for an indefinite period while evaluating reasonable third-party offers. For the Administrator, increased realized sales have increased cash flows from profit participation, while management fee accruals continue as designed. We are not otherwise aware of any trends, uncertainties, demands, commitments or events that will materially affect our operations.

Commitments from Affiliates to Fund Operations

We have a written agreement with the Administrator to fund our operations and costs to maintain the Artwork of each series until we sell the Artwork or the earlier termination of the Management Services Agreement.

Masterworks, LLC, the parent of the Administrator, is party to a revolving senior secured promissory note with Lynn Family Trust 001, an entity affiliated with Scott W. Lynn, the Company’s Chief Executive Officer and Chief Financial Officer. The note provides for borrowings of up to $7,000,000. No amount was outstanding as of the date of this Report. The facility remains available to be drawn through the end of its term on June 17, 2027. The Company is not a borrower under, and has no obligation in respect of, the note.

Item 2. Other Information

None.

6

Item 3. Consolidated Financial Statements

MASTERWORKS VAULT 18, LLC

Consolidated Financial Statements

As of June 30, 2026 and

For the Period from January 1, 2026 Through June 30, 2026

F-1

Consolidated Balance Sheet

As of June 30, 2026

	Series 186	Series 190	Series 191	Series 192	Series 193	Series 195	Series 196	Series 197	Series 198	Series 199	Series 200
ASSETS
Cash and Cash Equivalents	$130	$130	$130	$130	$130	$130	$130	$130	$130	$130	$130
Receivable from sale of artwork	-	-	-	-	-	-	-	-	-	-	-
Artwork	2,400,000	600,000	3,800,000	1,500,000	567,000	731,175	3,196,000	3,801,000	700,000	1,100,000	730,800
Total Assets	$2,400,130	$600,130	$3,800,130	$1,500,130	$567,130	$731,305	$3,196,130	$3,801,130	$700,130	$1,100,130	$730,930

LIABILITIES AND MEMBERS’ EQUITY
Liabilities
Unsettled subscriptions and investor subscription deposits	$-	$-	$-	$-	$-	$-	$-	$-	$-	$-	$-
Administrative services fee payable	-	-	-	-	-	-	-	-	-	-	-
Total Liabilities	-	-	-	-	-	-	-	-	-	-	-

Members’ Equity:
Class A ordinary shares	2,329,317	567,450	3,699,410	1,449,830	542,030	697,913	3,110,338	3,690,796	664,696	1,055,610	691,930
Class A Preferred shares	-	7,020	-	-	880	-	-	-	5,454	-	7,820
Class B shares	100	100	100	100	100	100	100	100	100	100	100
Members’ Equity	2,329,418	574,570	3,699,510	1,449,930	543,010	698,013	3,110,438	3,690,896	670,250	1,055,710	699,850
Noncontrolling interests in consolidated subsidiary	70,712	25,560	100,620	50,200	24,120	33,291	85,692	110,234	29,880	44,420	31,080
Total Members’ Equity	2,400,130	600,130	3,800,130	1,500,130	567,130	731,305	3,196,130	3,801,130	700,130	1,100,130	730,930
Total Liabilities And Members’ Equity	$2,400,130	$600,130	$3,800,130	$1,500,130	$567,130	$731,305	$3,196,130	$3,801,130	$700,130	$1,100,130	$730,930

F-2

Consolidated Balance Sheet

As of June 30, 2026

	Series 201	Series 202	Series 203	Series 204	Series 205	Series 206	Series 207	Series 208	Series 209	Series 211	Series 212
ASSETS
Cash and Cash Equivalents	$130	$130	$130	$130	$130	$130	$130	$130	$130	$130	$130
Receivable from sale of artwork	-	-	-	-	-	-	-	-	-	-	-
Artwork	720,000	3,213,131	650,000	600,000	650,000	475,000	350,000	3,410,000	475,000	572,000	752,190
Total Assets	$720,130	$3,213,261	$650,130	$600,130	$650,130	$475,130	$350,130	$3,410,130	$475,130	$572,130	$752,320

LIABILITIES AND MEMBERS’ EQUITY
Liabilities
Unsettled subscriptions and investor subscription deposits	$-	$-	$-	$-	$-	$-	$-	$-	$-	$-	$-
Administrative services fee payable	-	-	-	-	-	-	-	-	-	-	-
Total Liabilities	-	-	-	-	-	-	-	-	-	-	-

Members’ Equity:
Class A ordinary shares	681,790	3,114,101	618,622	568,690	617,582	450,330	331,911	3,304,730	450,330	539,238	717,460
Class A Preferred shares	7,520	-	2,980	5,780	-	4,540	3,119	-	4,540	5,500	3,080
Class B shares	100	100	100	100	100	100	100	100	100	100	100
Members’ Equity	689,410	3,114,201	621,702	574,570	617,682	454,970	335,130	3,304,830	454,970	544,838	720,640
Noncontrolling interests in consolidated subsidiary	30,720	99,060	28,428	25,560	32,448	20,160	15,000	105,300	20,160	27,292	31,680
Total Members’ Equity	720,130	3,213,261	650,130	600,130	650,130	475,130	350,130	3,410,130	475,130	572,130	752,320
Total Liabilities And Members’ Equity	$720,130	$3,213,261	$650,130	$600,130	$650,130	$475,130	$350,130	$3,410,130	$475,130	$572,130	$752,320

F-3

Consolidated Balance Sheet

As of June 30, 2026

	Series 213	Series 214	Series 215	Series 216	Series 217	Series 218	Series 219	Series 220	Series 221	Series 222	Series 223
ASSETS
Cash and Cash Equivalents	$130	$1,811,006	$130	$130	$130	$130	$130	$130	$130	$130	$130
Receivable from sale of artwork	-	-	-	-	-	-	-	-	-	-	-
Artwork	1,100,000	-	2,400,000	750,000	1,800,000	2,300,000	3,810,000	1,350,000	3,000,000	500,000	1,800,000
Total Assets	$1,100,130	$1,811,006	$2,400,130	$750,130	$1,800,130	$2,300,130	$3,810,130	$1,350,130	$3,000,130	$500,130	$1,800,130

LIABILITIES AND MEMBERS’ EQUITY
Liabilities
Unsettled subscriptions and investor subscription deposits	$-	$-	$-	$-	$-	$-	$-	$-	$-	$-	$-
Administrative services fee payable	-	1	-	-	-	-	-	-	-	-	-
Total Liabilities	-	1	-	-	-	-	-	-	-	-	-

Members’ Equity:
Class A ordinary shares	1,055,710	1,811,005	2,319,710	709,972	1,739,210	2,222,910	3,667,310	1,298,790	2,881,390	473,790	1,727,640
Class A Preferred shares	-	-	-	7,879	-	-	-	-	-	4,880	-
Class B shares	100	-	100	100	100	100	100	100	100	100	100
Members’ Equity	1,055,810	1,811,005	2,319,810	717,951	1,739,310	2,223,010	3,667,410	1,298,890	2,881,490	478,770	1,727,740
Noncontrolling interests in consolidated subsidiary	44,320	-	80,320	32,179	60,820	77,120	142,720	51,240	118,640	21,360	72,390
Total Members’ Equity	1,100,130	1,811,005	2,400,130	750,130	1,800,130	2,300,130	3,810,130	1,350,130	3,000,130	500,130	1,800,130
Total Liabilities And Members’ Equity	$1,100,130	$1,811,006	$2,400,130	$750,130	$1,800,130	$2,300,130	$3,810,130	$1,350,130	$3,000,130	$500,130	$1,800,130

F-4

Consolidated Balance Sheet

As of June 30, 2026

	Series 224	Series 225	Series 226	Series 227	Series 228	Series 229	Series 230	Series 231	Series 232	Series 233	Series 234
ASSETS
Cash and Cash Equivalents	$130	$130	$130	$130	$130	$130	$130	$130	$130	$130	$130
Receivable from sale of artwork	-	-	-	-	-	-	-	-	1,750,000	-	-
Artwork	1,275,000	2,050,000	1,108,000	1,408,000	9,100,000	800,000	1,550,000	665,000	-	1,575,000	950,000
Total Assets	$1,275,130	$2,050,130	$1,108,130	$1,408,130	$9,100,130	$800,130	$1,550,130	$665,130	$1,750,130	$1,575,130	$950,130

LIABILITIES AND MEMBERS’ EQUITY
Liabilities
Unsettled subscriptions and investor subscription deposits	$-	$-	$-	$-	$-	$-	$-	$-	$-	$-	$-
Administrative services fee payable	-	-	-	-	-	-	-	-	-	-	-
Total Liabilities	-	-	-	-	-	-	-	-	-	-	-

Members’ Equity:
Class A ordinary shares	1,222,970	1,964,974	1,062,910	1,351,070	8,797,410	760,530	1,485,730	632,270	1,632,736	1,496,250	907,830
Class A Preferred shares	-	-	-	-	-	5,420	-	4,440	-	11,820	2,120
Class B shares	100	100	100	100	100	100	100	100	117,394	100	100
Members’ Equity	1,223,070	1,965,074	1,063,010	1,351,170	8,797,510	766,050	1,485,830	636,810	1,750,130	1,508,170	910,050
Noncontrolling interests in consolidated subsidiary	52,060	85,056	45,120	56,960	302,620	34,080	64,300	28,320	-	66,960	40,080
Total Members’ Equity	1,275,130	2,050,130	1,108,130	1,408,130	9,100,130	800,130	1,550,130	665,130	1,750,130	1,575,130	950,130
Total Liabilities And Members’ Equity	$1,275,130	$2,050,130	$1,108,130	$1,408,130	$9,100,130	$800,130	$1,550,130	$665,130	$1,750,130	$1,575,130	$950,130

F-5

Consolidated Balance Sheet

As of June 30, 2026

	Series 236	Series 244	Consolidated
ASSETS
Cash and Cash Equivalents	$130	$130	$1,816,856
Receivable from sale of artwork	-	-	1,750,000
Artwork	2,549,222	650,000	73,483,518
Total Assets	$2,549,352	$650,130	$77,050,374

LIABILITIES AND MEMBERS’ EQUITY
Liabilities
Unsettled subscriptions and investor subscription deposits	$-	$-	$-
Administrative services fee payable	-	-	1
Total Liabilities	-	-	1

Members’ Equity:
Class A ordinary shares	2,465,832	617,110	74,199,165
Class A Preferred shares	-	5,200	99,991
Class B shares	100	100	121,794
Members’ Equity	2,465,932	622,410	74,420,951
Noncontrolling interests in consolidated subsidiary	83,420	27,720	2,629,423
Total Members’ Equity	2,549,352	650,130	77,050,374
Total Liabilities And Members’ Equity	$2,549,352	$650,130	$77,050,374

F-6

Consolidated Statement of Operations

For the Period from January 1, 2026 Through June 30, 2026

	Series 186	Series 190	Series 191	Series 192	Series 193	Series 195	Series 196	Series 197	Series 198	Series 199	Series 200
Income:
Gain on sale of artwork	$-	$-	$-	$-	$-	$-	$-	$-	$-	$-	$-
Total Income	-	-	-	-	-	-	-	-	-	-	-
Expenses:
Share-based compensation - management services fees	3,460	860	5,480	2,160	820	1,198	4,600	6,020	1,020	1,580	1,060
Total Expenses	3,460	860	5,480	2,160	820	1,198	4,600	6,020	1,020	1,580	1,060
Net Income/(Loss)	$(3,460)	$(860)	$(5,480)	$(2,160)	$(820)	$(1,198)	$(4,600)	$(6,020)	$(1,020)	$(1,580)	$(1,060)

Net Income/(Loss) per Class A ordinary Share, Basic and Diluted	$(0.02)	$(0.02)	$(0.02)	$(0.02)	$(0.02)	$(0.03)	$(0.02)	$(0.03)	$(0.03)	$(0.02)	$(0.02)
Net Income/(Loss) per Class B Share, Basic and Diluted	-	-	-	-	-	-	-	-	-	-	-
Weighted Average Number of Class A ordinary Shares Outstanding, Basic and Diluted	139,698	35,047	220,824	87,170	33,081	42,688	185,746	220,874	40,785	64,068	42,622
Weighted Average Number of Class B Shares Outstanding, Basic and Diluted	1,000	1,000	1,000	1,000	1,000	1,000	1,000	1,000	1,000	1,000	1,000

F-7

Consolidated Statement of Operations

For the Period from January 1, 2026 Through June 30, 2026

	Series 201	Series 202	Series 203	Series 204	Series 205	Series 206	Series 207	Series 208	Series 209	Series 211	Series 212
Income:
Gain on sale of artwork	$-	$-	$-	$-	$-	$-	$-	$-	$-	$-	$-
Total Income	-	-	-	-	-	-	-	-	-	-	-
Expenses:
Share-based compensation - management services fees	1,040	4,640	940	860	1,172	680	500	4,940	680	945	1,080
Total Expenses	1,040	4,640	940	860	1,172	680	500	4,940	680	945	1,080
Net Income/(Loss)	$(1,040)	$(4,640)	$(940)	$(860)	$(1,172)	$(680)	$(500)	$(4,940)	$(680)	$(945)	$(1,080)

Net Income/(Loss) per Class A ordinary Share, Basic and Diluted	$(0.02)	$(0.02)	$(0.02)	$(0.02)	$(0.03)	$(0.02)	$(0.02)	$(0.02)	$(0.02)	$(0.03)	$(0.02)
Net Income/(Loss) per Class B Share, Basic and Diluted	-	-	-	-	-	-	-	-	-	-	-
Weighted Average Number of Class A ordinary Shares Outstanding, Basic and Diluted	41,984	187,372	37,675	34,956	37,933	27,655	20,416	198,882	27,655	33,328	43,542
Weighted Average Number of Class B Shares Outstanding, Basic and Diluted	1,000	1,000	1,000	1,000	1,000	1,000	1,000	1,000	1,000	1,000	1,000

F-8

Consolidated Statement of Operations

For the Period from January 1, 2026 Through June 30, 2026

	Series 213	Series 214	Series 215	Series 216	Series 217	Series 218	Series 219	Series 220	Series 221	Series 222	Series 223
Income:
Gain on sale of artwork	$-	$1,000,000	$-	$-	$-	$-	$-	$-	$-	$-	$-
Total Income	-	1,000,000	-	-	-	-	-	-	-	-	-
Expenses:
Share-based compensation - management services fees	1,580	2,125	3,460	1,080	2,600	3,320	5,480	1,940	4,320	720	2,590
Total Expenses	1,580	2,125	3,460	1,080	2,600	3,320	5,480	1,940	4,320	720	2,590
Net Income/(Loss)	$(1,580)	$997,875	$(3,460)	$(1,080)	$(2,600)	$(3,320)	$(5,480)	$(1,940)	$(4,320)	$(720)	$(2,590)

Net Income/(Loss) per Class A ordinary Share, Basic and Diluted	$(0.02)	$9.14	$(0.02)	$(0.02)	$(0.02)	$(0.02)	$(0.02)	$(0.02)	$(0.02)	$(0.02)	$(0.02)
Net Income/(Loss) per Class B Share, Basic and Diluted	-	148.15	-	-	-	-	-	-	-	-	-
Weighted Average Number of Class A ordinary Shares Outstanding, Basic and Diluted	64,068	92,960	139,463	43,787	104,603	133,654	221,005	78,316	174,467	29,150	104,724
Weighted Average Number of Class B Shares Outstanding, Basic and Diluted	1,000	1,000	1,000	1,000	1,000	1,000	1,000	1,000	1,000	1,000	1,000

F-9

Consolidated Statement of Operations

For the Period from January 1, 2026 Through June 30, 2026

	Series 224	Series 225	Series 226	Series 227	Series 228	Series 229	Series 230	Series 231	Series 232	Series 233	Series 234
Income:
Gain on sale of artwork	$-	$-	$-	$-	$-	$-	$-	$-	$750,000	$-	$-
Total Income	-	-	-	-	-	-	-	-	750,000	-	-
Expenses:
Share-based compensation - management services fees	1,840	3,345	1,600	2,040	13,120	1,160	2,240	960	1,480	2,280	1,360
Total Expenses	1,840	3,345	1,600	2,040	13,120	1,160	2,240	960	1,480	2,280	1,360
Net Income/(Loss)	$(1,840)	$(3,345)	$(1,600)	$(2,040)	$(13,120)	$(1,160)	$(2,240)	$(960)	$748,520	$(2,280)	$(1,360)

Net Income/(Loss) per Class A ordinary Share, Basic and Diluted	$(0.02)	$(0.03)	$(0.02)	$(0.02)	$(0.02)	$(0.02)	$(0.02)	$(0.02)	$10.86	$(0.02)	$(0.02)
Net Income/(Loss) per Class B Share, Basic and Diluted	-	-	-	-	-	-	-	-	117.29	-	-
Weighted Average Number of Class A ordinary Shares Outstanding, Basic and Diluted	74,331	119,517	64,616	82,012	528,631	46,444	90,106	38,669	58,113	91,558	54,956
Weighted Average Number of Class B Shares Outstanding, Basic and Diluted	1,000	1,000	1,000	1,000	1,000	1,000	1,000	1,000	1,000	1,000	1,000

F-10

Consolidated Statement of Operations

For the Period from January 1, 2026 Through June 30, 2026

	Series 236	Series 244	Consolidated
Income:
Gain on sale of artwork	$-	$-	$1,750,000
Total Income	-	-	1,750,000
Expenses:
Share-based compensation - management services fees	3,680	940	110,995
Total Expenses	3,680	940	110,995
Net Income/(Loss)	$(3,680)	$(940)	$1,639,005

Net Income/(Loss) per Class A ordinary Share, Basic and Diluted	$(0.02)	$(0.02)	$0.31
Net Income/(Loss) per Class B Share, Basic and Diluted	-	-	5.77
Weighted Average Number of Class A ordinary Shares Outstanding, Basic and Diluted	147,921	37,831	4,424,903
Weighted Average Number of Class B Shares Outstanding, Basic and Diluted	1,000	1,000	46,000

F-11

Consolidated Statement of Members’ Equity

For the Period from January 1, 2026 Through June 30, 2026

Series 186
	Class A ordinary Shares		Class B Shares		Members’ Equity	Noncontrolling Interests		Total Members’ Equity
	Shares	Class A ordinary Members’ Equity	Shares	Class B Members’ Equity	Members’ Equity	Shares	Noncontrolling Interests	Total Members’ Equity
Net assets contributed in the common control transaction — June 1, 2026	136,192	2,332,777	-	-	1,000	100	2,332,878	2,987
Shares issued for management services fees	-	-	-	-	-	-	-	519
Net income/(loss)	-	(3,460)	-	-	-	-	(3,460)	-
Balance at June 30, 2026	136,192	2,329,317	-	-	1,000	100	2,329,418	3,506

Series 190
	Class A ordinary Shares		Class B Shares		Members’ Equity	Noncontrolling Interests		Total Members’ Equity
	Shares	Class A ordinary Members’ Equity	Shares	Class B Members’ Equity	Members’ Equity	Shares	Noncontrolling Interests	Total Members’ Equity
Net assets contributed in the common control transaction — June 1, 2026	33,418	568,310	351	7,020	1,000	100	575,430	1,149
Shares issued for management services fees	-	-	-	-	-	-	-	129
Net income/(loss)	-	(860)	-	-	-	-	(860)	-
Balance at June 30, 2026	33,418	567,450	351	7,020	1,000	100	574,570	1,278

F-12

Series 191
	Class A ordinary Shares		Class B Shares		Members’ Equity	Noncontrolling Interests		Total Members’ Equity
	Shares	Class A ordinary Members’ Equity	Shares	Class B Members’ Equity	Members’ Equity	Shares	Noncontrolling Interests	Total Members’ Equity
Net assets contributed in the common control transaction — June 1, 2026	215,793	3,704,890	-	-	1,000	100	3,704,990	4,209
Shares issued for management services fees	-	-	-	-	-	-	-	822
Net income/(loss)	-	(5,480)	-	-	-	-	(5,480)	-
Balance at June 30, 2026	215,793	3,699,410	-	-	1,000	100	3,699,510	5,031

Series 192
	Class A ordinary Shares		Class B Shares		Members’ Equity	Noncontrolling Interests		Total Members’ Equity
	Shares	Class A ordinary Members’ Equity	Shares	Class B Members’ Equity	Members’ Equity	Shares	Noncontrolling Interests	Total Members’ Equity
Net assets contributed in the common control transaction — June 1, 2026	84,660	1,451,990	-	-	1,000	100	1,452,090	2,186
Shares issued for management services fees	-	-	-	-	-	-	-	324
Net income/(loss)	-	(2,160)	-	-	-	-	(2,160)	-
Balance at June 30, 2026	84,660	1,449,830	-	-	1,000	100	1,449,930	2,510

F-13

Series 193
	Class A ordinary Shares		Class B Shares		Members’ Equity	Noncontrolling Interests		Total Members’ Equity
	Shares	Class A ordinary Members’ Equity	Shares	Class B Members’ Equity	Members’ Equity	Shares	Noncontrolling Interests	Total Members’ Equity
Net assets contributed in the common control transaction — June 1, 2026	31,831	542,850	44	880	1,000	100	543,830	1,083
Shares issued for management services fees	-	-	-	-	-	-	-	123
Net income/(loss)	-	(820)	-	-	-	-	(820)	-
Balance at June 30, 2026	31,831	542,030	44	880	1,000	100	543,010	1,206

Series 195
	Class A ordinary Shares		Class B Shares		Members’ Equity	Noncontrolling Interests		Total Members’ Equity
	Shares	Class A ordinary Members’ Equity	Shares	Class B Members’ Equity	Members’ Equity	Shares	Noncontrolling Interests	Total Members’ Equity
Net assets contributed in the common control transaction — June 1, 2026	41,170	699,111	-	-	1,000	100	699,211	1,359
Shares issued for management services fees	-	-	-	-	-	-	-	159
Net income/(loss)	-	(1,198)	-	-	-	-	(1,198)	-
Balance at June 30, 2026	41,170	697,913	-	-	1,000	100	698,013	1,518

F-14

Series 196
	Class A ordinary Shares		Class B Shares		Members’ Equity	Noncontrolling Interests		Total Members’ Equity
	Shares	Class A ordinary Members’ Equity	Shares	Class B Members’ Equity	Members’ Equity	Shares	Noncontrolling Interests	Total Members’ Equity
Net assets contributed in the common control transaction — June 1, 2026	181,507	3,114,938	-	-	1,000	100	3,115,038	3,549
Shares issued for management services fees	-	-	-	-	-	-	-	690
Net income/(loss)	-	(4,600)	-	-	-	-	(4,600)	-
Balance at June 30, 2026	181,507	3,110,338	-	-	1,000	100	3,110,438	4,239

Series 197
	Class A ordinary Shares		Class B Shares		Members’ Equity	Noncontrolling Interests		Total Members’ Equity
	Shares	Class A ordinary Members’ Equity	Shares	Class B Members’ Equity	Members’ Equity	Shares	Noncontrolling Interests	Total Members’ Equity
Net assets contributed in the common control transaction — June 1, 2026	215,821	3,696,816	-	-	1,000	100	3,696,916	4,231
Shares issued for management services fees	-	-	-	-	-	-	-	822
Net income/(loss)	-	(6,020)	-	-	-	-	(6,020)	-
Balance at June 30, 2026	215,821	3,690,796	-	-	1,000	100	3,690,896	5,053

F-15

Series 198
	Class A ordinary Shares		Class B Shares		Members’ Equity	Noncontrolling Interests		Total Members’ Equity
	Shares	Class A ordinary Members’ Equity	Shares	Class B Members’ Equity	Members’ Equity	Shares	Noncontrolling Interests	Total Members’ Equity
Net assets contributed in the common control transaction — June 1, 2026	38,958	665,716	333	5,454	1,000	100	671,270	1,341
Shares issued for management services fees	-	-	-	-	-	-	-	153
Net income/(loss)	-	(1,020)	-	-	-	-	(1,020)	-
Balance at June 30, 2026	38,958	664,696	333	5,454	1,000	100	670,250	1,494

Series 199
	Class A ordinary Shares		Class B Shares		Members’ Equity	Noncontrolling Interests		Total Members’ Equity
	Shares	Class A ordinary Members’ Equity	Shares	Class B Members’ Equity	Members’ Equity	Shares	Noncontrolling Interests	Total Members’ Equity
Net assets contributed in the common control transaction — June 1, 2026	61,847	1,057,190	-	-	1,000	100	1,057,290	1,984
Shares issued for management services fees	-	-	-	-	-	-	-	237
Net income/(loss)	-	(1,580)	-	-	-	-	(1,580)	-
Balance at June 30, 2026	61,847	1,055,610	-	-	1,000	100	1,055,710	2,221

F-16

Series 200
	Class A ordinary Shares		Class B Shares		Members’ Equity	Noncontrolling Interests		Total Members’ Equity
	Shares	Class A ordinary Members’ Equity	Shares	Class B Members’ Equity	Members’ Equity	Shares	Noncontrolling Interests	Total Members’ Equity
Net assets contributed in the common control transaction — June 1, 2026	40,677	692,990	391	7,820	1,000	100	700,910	1,395
Shares issued for management services fees	-	-	-	-	-	-	-	159
Net income/(loss)	-	(1,060)	-	-	-	-	(1,060)	-
Balance at June 30, 2026	40,677	691,930	391	7,820	1,000	100	699,850	1,554

Series 201
	Class A ordinary Shares		Class B Shares		Members’ Equity	Noncontrolling Interests		Total Members’ Equity
	Shares	Class A ordinary Members’ Equity	Shares	Class B Members’ Equity	Members’ Equity	Shares	Noncontrolling Interests	Total Members’ Equity
Net assets contributed in the common control transaction — June 1, 2026	40,072	682,830	376	7,520	1,000	100	690,450	1,380
Shares issued for management services fees	-	-	-	-	-	-	-	156
Net income/(loss)	-	(1,040)	-	-	-	-	(1,040)	-
Balance at June 30, 2026	40,072	681,790	376	7,520	1,000	100	689,410	1,536

F-17

Series 202
	Class A ordinary Shares		Class B Shares		Members’ Equity	Noncontrolling Interests		Total Members’ Equity
	Shares	Class A ordinary Members’ Equity	Shares	Class B Members’ Equity	Members’ Equity	Shares	Noncontrolling Interests	Total Members’ Equity
Net assets contributed in the common control transaction — June 1, 2026	182,419	3,118,741	-	-	1,000	100	3,118,841	4,257
Shares issued for management services fees	-	-	-	-	-	-	-	696
Net income/(loss)	-	(4,640)	-	-	-	-	(4,640)	-
Balance at June 30, 2026	182,419	3,114,101	-	-	1,000	100	3,114,201	4,953

Series 203
	Class A ordinary Shares		Class B Shares		Members’ Equity	Noncontrolling Interests		Total Members’ Equity
	Shares	Class A ordinary Members’ Equity	Shares	Class B Members’ Equity	Members’ Equity	Shares	Noncontrolling Interests	Total Members’ Equity
Net assets contributed in the common control transaction — June 1, 2026	36,152	619,562	149	2,980	1,000	100	622,642	1,233
Shares issued for management services fees	-	-	-	-	-	-	-	141
Net income/(loss)	-	(940)	-	-	-	-	(940)	-
Balance at June 30, 2026	36,152	618,622	149	2,980	1,000	100	621,702	1,374

F-18

Series 204
	Class A ordinary Shares		Class B Shares		Members’ Equity	Noncontrolling Interests		Total Members’ Equity
	Shares	Class A ordinary Members’ Equity	Shares	Class B Members’ Equity	Members’ Equity	Shares	Noncontrolling Interests	Total Members’ Equity
Net assets contributed in the common control transaction — June 1, 2026	33,389	569,550	289	5,780	1,000	100	575,430	1,149
Shares issued for management services fees	-	-	-	-	-	-	-	129
Net income/(loss)	-	(860)	-	-	-	-	(860)	-
Balance at June 30, 2026	33,389	568,690	289	5,780	1,000	100	574,570	1,278

Series 205
	Class A ordinary Shares		Class B Shares		Members’ Equity	Noncontrolling Interests		Total Members’ Equity
	Shares	Class A ordinary Members’ Equity	Shares	Class B Members’ Equity	Members’ Equity	Shares	Noncontrolling Interests	Total Members’ Equity
Net assets contributed in the common control transaction — June 1, 2026	36,595	618,753	-	-	1,000	100	618,853	1,197
Shares issued for management services fees	-	-	-	-	-	-	-	141
Net income/(loss)	-	(1,172)	-	-	-	-	(1,172)	-
Balance at June 30, 2026	36,595	617,582	-	-	1,000	100	617,682	1,338

F-19

Series 206
	Class A ordinary Shares		Class B Shares		Members’ Equity	Noncontrolling Interests		Total Members’ Equity
	Shares	Class A ordinary Members’ Equity	Shares	Class B Members’ Equity	Members’ Equity	Shares	Noncontrolling Interests	Total Members’ Equity
Net assets contributed in the common control transaction — June 1, 2026	26,420	451,010	227	4,540	1,000	100	455,650	906
Shares issued for management services fees	-	-	-	-	-	-	-	102
Net income/(loss)	-	(680)	-	-	-	-	(680)	-
Balance at June 30, 2026	26,420	450,330	227	4,540	1,000	100	454,970	1,008

Series 207
	Class A ordinary Shares		Class B Shares		Members’ Equity	Noncontrolling Interests		Total Members’ Equity
	Shares	Class A ordinary Members’ Equity	Shares	Class B Members’ Equity	Members’ Equity	Shares	Noncontrolling Interests	Total Members’ Equity
Net assets contributed in the common control transaction — June 1, 2026	19,502	332,411	164	3,119	1,000	100	335,630	675
Shares issued for management services fees	-	-	-	-	-	-	-	75
Net income/(loss)	-	(500)	-	-	-	-	(500)	-
Balance at June 30, 2026	19,502	331,911	164	3,119	1,000	100	335,130	750

F-20

Series 208
	Class A ordinary Shares		Class B Shares		Members’ Equity	Noncontrolling Interests		Total Members’ Equity
	Shares	Class A ordinary Members’ Equity	Shares	Class B Members’ Equity	Members’ Equity	Shares	Noncontrolling Interests	Total Members’ Equity
Net assets contributed in the common control transaction — June 1, 2026	193,617	3,309,670	-	-	1,000	100	3,309,770	4,524
Shares issued for management services fees	-	-	-	-	-	-	-	741
Net income/(loss)	-	(4,940)	-	-	-	-	(4,940)	-
Balance at June 30, 2026	193,617	3,304,730	-	-	1,000	100	3,304,830	5,265

Series 209
	Class A ordinary Shares		Class B Shares		Members’ Equity	Noncontrolling Interests		Total Members’ Equity
	Shares	Class A ordinary Members’ Equity	Shares	Class B Members’ Equity	Members’ Equity	Shares	Noncontrolling Interests	Total Members’ Equity
Net assets contributed in the common control transaction — June 1, 2026	26,420	451,010	227	4,540	1,000	100	455,650	906
Shares issued for management services fees	-	-	-	-	-	-	-	102
Net income/(loss)	-	(680)	-	-	-	-	(680)	-
Balance at June 30, 2026	26,420	450,330	227	4,540	1,000	100	454,970	1,008

F-21

Series 211
	Class A ordinary Shares		Class B Shares		Members’ Equity	Noncontrolling Interests		Total Members’ Equity
	Shares	Class A ordinary Members’ Equity	Shares	Class B Members’ Equity	Members’ Equity	Shares	Noncontrolling Interests	Total Members’ Equity
Net assets contributed in the common control transaction — June 1, 2026	31,835	540,183	275	5,500	1,000	100	545,783	1,095
Shares issued for management services fees	-	-	-	-	-	-	-	123
Net income/(loss)	-	(945)	-	-	-	-	(945)	-
Balance at June 30, 2026	31,835	539,238	275	5,500	1,000	100	544,838	1,218

Series 212
	Class A ordinary Shares		Class B Shares		Members’ Equity	Noncontrolling Interests		Total Members’ Equity
	Shares	Class A ordinary Members’ Equity	Shares	Class B Members’ Equity	Members’ Equity	Shares	Noncontrolling Interests	Total Members’ Equity
Net assets contributed in the common control transaction — June 1, 2026	41,804	718,540	154	3,080	1,000	100	721,720	1,422
Shares issued for management services fees	-	-	-	-	-	-	-	162
Net income/(loss)	-	(1,080)	-	-	-	-	(1,080)	-
Balance at June 30, 2026	41,804	717,460	154	3,080	1,000	100	720,640	1,584

F-22

Series 213
	Class A ordinary Shares		Class B Shares		Members’ Equity	Noncontrolling Interests		Total Members’ Equity
	Shares	Class A ordinary Members’ Equity	Shares	Class B Members’ Equity	Members’ Equity	Shares	Noncontrolling Interests	Total Members’ Equity
Net assets contributed in the common control transaction — June 1, 2026	61,852	1,057,290	-	-	1,000	100	1,057,390	1,979
Shares issued for management services fees	-	-	-	-	-	-	-	237
Net income/(loss)	-	(1,580)	-	-	-	-	(1,580)	-
Balance at June 30, 2026	61,852	1,055,710	-	-	1,000	100	1,055,810	2,216

Series 214
	Class A ordinary Shares		Class B Shares		Members’ Equity	Noncontrolling Interests		Total Members’ Equity
	Shares	Class A ordinary Members’ Equity	Shares	Class B Members’ Equity	Members’ Equity	Shares	Noncontrolling Interests	Total Members’ Equity
Net assets contributed in the common control transaction — June 1, 2026	90,295	1,544,566	-	-	1,000	100	1,544,666	2,339
Shares issued for management services fees	-	-	-	-	-	-	-	326
Shares exchanged into Class A ordinary shares	2,665	58,967	-	-	-	-	58,967	(2,665)
Allocation to the Class B profits interest	-	(148,150)	-	-	-	148,150	-	-
Redemptions of shares	-	(640,874)	-	-	(1000)	(148,250)	(789,124)	-
Net income/(loss)	-	997,875	-	-	-	-	997,875	-
Balance at June 30, 2026	92,960	1,811,005	-	-	-	-	1,811,005	-

F-23

Series 215
	Class A ordinary Shares		Class B Shares		Members’ Equity	Noncontrolling Interests		Total Members’ Equity
	Shares	Class A ordinary Members’ Equity	Shares	Class B Members’ Equity	Members’ Equity	Shares	Noncontrolling Interests	Total Members’ Equity
Net assets contributed in the common control transaction — June 1, 2026	135,447	2,323,170	-	-	1,000	100	2,323,270	3,497
Shares issued for management services fees	-	-	-	-	-	-	-	519
Net income/(loss)	-	(3,460)	-	-	-	-	(3,460)	-
Balance at June 30, 2026	135,447	2,319,710	-	-	1,000	100	2,319,810	4,016

Series 216
	Class A ordinary Shares		Class B Shares		Members’ Equity	Noncontrolling Interests		Total Members’ Equity
	Shares	Class A ordinary Members’ Equity	Shares	Class B Members’ Equity	Members’ Equity	Shares	Noncontrolling Interests	Total Members’ Equity
Net assets contributed in the common control transaction — June 1, 2026	41,786	711,052	393	7,879	1,000	100	719,031	1,446
Shares issued for management services fees	-	-	-	-	-	-	-	162
Net income/(loss)	-	(1,080)	-	-	-	-	(1,080)	-
Balance at June 30, 2026	41,786	709,972	393	7,879	1,000	100	717,951	1,608

F-24

Series 217
	Class A ordinary Shares		Class B Shares		Members’ Equity	Noncontrolling Interests		Total Members’ Equity
	Shares	Class A ordinary Members’ Equity	Shares	Class B Members’ Equity	Members’ Equity	Shares	Noncontrolling Interests	Total Members’ Equity
Net assets contributed in the common control transaction — June 1, 2026	101,562	1,741,810	-	-	1,000	100	1,741,910	2,651
Shares issued for management services fees	-	-	-	-	-	-	-	390
Net income/(loss)	-	(2,600)	-	-	-	-	(2,600)	-
Balance at June 30, 2026	101,562	1,739,210	-	-	1,000	100	1,739,310	3,041

Series 218
	Class A ordinary Shares		Class B Shares		Members’ Equity	Noncontrolling Interests		Total Members’ Equity
	Shares	Class A ordinary Members’ Equity	Shares	Class B Members’ Equity	Members’ Equity	Shares	Noncontrolling Interests	Total Members’ Equity
Net assets contributed in the common control transaction — June 1, 2026	129,798	2,226,230	-	-	1,000	100	2,226,330	3,358
Shares issued for management services fees	-	-	-	-	-	-	-	498
Net income/(loss)	-	(3,320)	-	-	-	-	(3,320)	-
Balance at June 30, 2026	129,798	2,222,910	-	-	1,000	100	2,223,010	3,856

F-25

Series 219
	Class A ordinary Shares		Class B Shares		Members’ Equity	Noncontrolling Interests		Total Members’ Equity
	Shares	Class A ordinary Members’ Equity	Shares	Class B Members’ Equity	Members’ Equity	Shares	Noncontrolling Interests	Total Members’ Equity
Net assets contributed in the common control transaction — June 1, 2026	213,869	3,672,790	-	-	1,000	100	3,672,890	6,314
Shares issued for management services fees	-	-	-	-	-	-	-	822
Net income/(loss)	-	(5,480)	-	-	-	-	(5,480)	-
Balance at June 30, 2026	213,869	3,667,310	-	-	1,000	100	3,667,410	7,136

Series 220
	Class A ordinary Shares		Class B Shares		Members’ Equity	Noncontrolling Interests		Total Members’ Equity
	Shares	Class A ordinary Members’ Equity	Shares	Class B Members’ Equity	Members’ Equity	Shares	Noncontrolling Interests	Total Members’ Equity
Net assets contributed in the common control transaction — June 1, 2026	75,754	1,300,730	-	-	1,000	100	1,300,830	2,271
Shares issued for management services fees	-	-	-	-	-	-	-	291
Net income/(loss)	-	(1,940)	-	-	-	-	(1,940)	-
Balance at June 30, 2026	75,754	1,298,790	-	-	1,000	100	1,298,890	2,562

F-26

Series 221
	Class A ordinary Shares		Class B Shares		Members’ Equity	Noncontrolling Interests		Total Members’ Equity
	Shares	Class A ordinary Members’ Equity	Shares	Class B Members’ Equity	Members’ Equity	Shares	Noncontrolling Interests	Total Members’ Equity
Net assets contributed in the common control transaction — June 1, 2026	168,535	2,885,710	-	-	1,000	100	2,885,810	5,284
Shares issued for management services fees	-	-	-	-	-	-	-	648
Net income/(loss)	-	(4,320)	-	-	-	-	(4,320)	-
Balance at June 30, 2026	168,535	2,881,390	-	-	1,000	100	2,881,490	5,932

Series 222
	Class A ordinary Shares		Class B Shares		Members’ Equity	Noncontrolling Interests		Total Members’ Equity
	Shares	Class A ordinary Members’ Equity	Shares	Class B Members’ Equity	Members’ Equity	Shares	Noncontrolling Interests	Total Members’ Equity
Net assets contributed in the common control transaction — June 1, 2026	27,838	474,510	244	4,880	1,000	100	479,490	960
Shares issued for management services fees	-	-	-	-	-	-	-	108
Net income/(loss)	-	(720)	-	-	-	-	(720)	-
Balance at June 30, 2026	27,838	473,790	244	4,880	1,000	100	478,770	1,068

F-27

Series 223
	Class A ordinary Shares		Class B Shares		Members’ Equity	Noncontrolling Interests		Total Members’ Equity
	Shares	Class A ordinary Members’ Equity	Shares	Class B Members’ Equity	Members’ Equity	Shares	Noncontrolling Interests	Total Members’ Equity
Net assets contributed in the common control transaction — June 1, 2026	101,134	1,730,230	-	-	1,000	100	1,730,330	3,200
Shares issued for management services fees	-	-	-	-	-	-	-	390
Net income/(loss)	-	(2,590)	-	-	-	-	(2,590)	-
Balance at June 30, 2026	101,134	1,727,640	-	-	1,000	100	1,727,740	3,590

Series 224
	Class A ordinary Shares		Class B Shares		Members’ Equity	Noncontrolling Interests		Total Members’ Equity
	Shares	Class A ordinary Members’ Equity	Shares	Class B Members’ Equity	Members’ Equity	Shares	Noncontrolling Interests	Total Members’ Equity
Net assets contributed in the common control transaction — June 1, 2026	71,728	1,224,810	-	-	1,000	100	1,224,910	2,327
Shares issued for management services fees	-	-	-	-	-	-	-	276
Net income/(loss)	-	(1,840)	-	-	-	-	(1,840)	-
Balance at June 30, 2026	71,728	1,222,970	-	-	1,000	100	1,223,070	2,603

F-28

Series 225
	Class A ordinary Shares		Class B Shares		Members’ Equity	Noncontrolling Interests		Total Members’ Equity
	Shares	Class A ordinary Members’ Equity	Shares	Class B Members’ Equity	Members’ Equity	Shares	Noncontrolling Interests	Total Members’ Equity
Net assets contributed in the common control transaction — June 1, 2026	115,352	1,968,318	-	-	1,000	100	1,968,418	3,721
Shares issued for management services fees	-	-	-	-	-	-	-	444
Net income/(loss)	-	(3,345)	-	-	-	-	(3,345)	-
Balance at June 30, 2026	115,352	1,964,974	-	-	1,000	100	1,965,074	4,165

Series 226
	Class A ordinary Shares		Class B Shares		Members’ Equity	Noncontrolling Interests		Total Members’ Equity
	Shares	Class A ordinary Members’ Equity	Shares	Class B Members’ Equity	Members’ Equity	Shares	Noncontrolling Interests	Total Members’ Equity
Net assets contributed in the common control transaction — June 1, 2026	62,360	1,064,510	-	-	1,000	100	1,064,610	2,016
Shares issued for management services fees	-	-	-	-	-	-	-	240
Net income/(loss)	-	(1,600)	-	-	-	-	(1,600)	-
Balance at June 30, 2026	62,360	1,062,910	-	-	1,000	100	1,063,010	2,256

F-29

Series 227
	Class A ordinary Shares		Class B Shares		Members’ Equity	Noncontrolling Interests		Total Members’ Equity
	Shares	Class A ordinary Members’ Equity	Shares	Class B Members’ Equity	Members’ Equity	Shares	Noncontrolling Interests	Total Members’ Equity
Net assets contributed in the common control transaction — June 1, 2026	79,164	1,353,110	-	-	1,000	100	1,353,210	2,542
Shares issued for management services fees	-	-	-	-	-	-	-	306
Net income/(loss)	-	(2,040)	-	-	-	-	(2,040)	-
Balance at June 30, 2026	79,164	1,351,070	-	-	1,000	100	1,351,170	2,848

Series 228
	Class A ordinary Shares		Class B Shares		Members’ Equity	Noncontrolling Interests		Total Members’ Equity
	Shares	Class A ordinary Members’ Equity	Shares	Class B Members’ Equity	Members’ Equity	Shares	Noncontrolling Interests	Total Members’ Equity
Net assets contributed in the common control transaction — June 1, 2026	513,500	8,810,530	-	-	1,000	100	8,810,630	13,163
Shares issued for management services fees	-	-	-	-	-	-	-	1,968
Net income/(loss)	-	(13,120)	-	-	-	-	(13,120)	-
Balance at June 30, 2026	513,500	8,797,410	-	-	1,000	100	8,797,510	15,131

F-30

Series 229
	Class A ordinary Shares		Class B Shares		Members’ Equity	Noncontrolling Interests		Total Members’ Equity
	Shares	Class A ordinary Members’ Equity	Shares	Class B Members’ Equity	Members’ Equity	Shares	Noncontrolling Interests	Total Members’ Equity
Net assets contributed in the common control transaction — June 1, 2026	44,469	761,690	271	5,420	1,000	100	767,210	1,530
Shares issued for management services fees	-	-	-	-	-	-	-	174
Net income/(loss)	-	(1,160)	-	-	-	-	(1,160)	-
Balance at June 30, 2026	44,469	760,530	271	5,420	1,000	100	766,050	1,704

Series 230
	Class A ordinary Shares		Class B Shares		Members’ Equity	Noncontrolling Interests		Total Members’ Equity
	Shares	Class A ordinary Members’ Equity	Shares	Class B Members’ Equity	Members’ Equity	Shares	Noncontrolling Interests	Total Members’ Equity
Net assets contributed in the common control transaction — June 1, 2026	86,891	1,487,970	-	-	1,000	100	1,488,070	2,879
Shares issued for management services fees	-	-	-	-	-	-	-	336
Net income/(loss)	-	(2,240)	-	-	-	-	(2,240)	-
Balance at June 30, 2026	86,891	1,485,730	-	-	1,000	100	1,485,830	3,215

F-31

Series 231
	Class A ordinary Shares		Class B Shares		Members’ Equity	Noncontrolling Interests		Total Members’ Equity
	Shares	Class A ordinary Members’ Equity	Shares	Class B Members’ Equity	Members’ Equity	Shares	Noncontrolling Interests	Total Members’ Equity
Net assets contributed in the common control transaction — June 1, 2026	37,031	633,230	222	4,440	1,000	100	637,770	1,272
Shares issued for management services fees	-	-	-	-	-	-	-	144
Net income/(loss)	-	(960)	-	-	-	-	(960)	-
Balance at June 30, 2026	37,031	632,270	222	4,440	1,000	100	636,810	1,416

Series 232
	Class A ordinary Shares		Class B Shares		Members’ Equity	Noncontrolling Interests		Total Members’ Equity
	Shares	Class A ordinary Members’ Equity	Shares	Class B Members’ Equity	Members’ Equity	Shares	Noncontrolling Interests	Total Members’ Equity
Net assets contributed in the common control transaction — June 1, 2026	56,190	961,236	-	-	1,000	100	961,336	1,779
Shares issued for management services fees	-	-	-	-	-	-	-	207
Shares exchanged into Class A ordinary shares	1,986	41,641	-	-	-	-	41,641	(1,986)
Allocation to the Class B profits interest	-	(117,294)	-	-	-	117,294	-	-
Net income/(loss)	-	748,520	-	-	-	-	748,520	-
Balance at June 30, 2026	58,176	1,632,736	-	-	1,000	117,394	1,750,130	-

F-32

Series 233
	Class A ordinary Shares		Class B Shares		Members’ Equity	Noncontrolling Interests		Total Members’ Equity
	Shares	Class A ordinary Members’ Equity	Shares	Class B Members’ Equity	Members’ Equity	Shares	Noncontrolling Interests	Total Members’ Equity
Net assets contributed in the common control transaction — June 1, 2026	87,619	1,498,530	591	11,820	1,000	100	1,510,450	3,006
Shares issued for management services fees	-	-	-	-	-	-	-	342
Net income/(loss)	-	(2,280)	-	-	-	-	(2,280)	-
Balance at June 30, 2026	87,619	1,496,250	591	11,820	1,000	100	1,508,170	3,348

Series 234
	Class A ordinary Shares		Class B Shares		Members’ Equity	Noncontrolling Interests		Total Members’ Equity
	Shares	Class A ordinary Members’ Equity	Shares	Class B Members’ Equity	Members’ Equity	Shares	Noncontrolling Interests	Total Members’ Equity
Net assets contributed in the common control transaction — June 1, 2026	52,846	909,190	106	2,120	1,000	100	911,410	1,800
Shares issued for management services fees	-	-	-	-	-	-	-	204
Net income/(loss)	-	(1,360)	-	-	-	-	(1,360)	-
Balance at June 30, 2026	52,846	907,830	106	2,120	1,000	100	910,050	2,004

F-33

Series 236
	Class A ordinary Shares		Class B Shares		Members’ Equity	Noncontrolling Interests		Total Members’ Equity
	Shares	Class A ordinary Members’ Equity	Shares	Class B Members’ Equity	Members’ Equity	Shares	Noncontrolling Interests	Total Members’ Equity
Net assets contributed in the common control transaction — June 1, 2026	143,750	2,469,512	-	-	1,000	100	2,469,612	3,619
Shares issued for management services fees	-	-	-	-	-	-	-	552
Net income/(loss)	-	(3,680)	-	-	-	-	(3,680)	-
Balance at June 30, 2026	143,750	2,465,832	-	-	1,000	100	2,465,932	4,171

Series 244
	Class A ordinary Shares		Class B Shares		Members’ Equity	Noncontrolling Interests		Total Members’ Equity
	Shares	Class A ordinary Members’ Equity	Shares	Class B Members’ Equity	Members’ Equity	Shares	Noncontrolling Interests	Total Members’ Equity
Net assets contributed in the common control transaction — June 1, 2026	36,185	618,050	260	5,200	1,000	100	623,350	1,245
Shares issued for management services fees	-	-	-	-	-	-	-	141
Net income/(loss)	-	(940)	-	-	-	-	(940)	-
Balance at June 30, 2026	36,185	617,110	260	5,200	1,000	100	622,410	1,386

F-34

Consolidated
	Class A ordinary Shares		Class B Shares		Members’ Equity	Noncontrolling Interests		Total Members’ Equity
	Shares	Class A ordinary Members’ Equity	Shares	Class B Members’ Equity	Members’ Equity	Shares	Noncontrolling Interests	Total Members’ Equity
Net assets contributed in the common control transaction — June 1, 2026	4,285,054	73,368,616	5,067	99,991	46,000	4,600	73,473,208	118,415
Shares issued for management services fees	-	-	-	-	-	-	-	16,430
Shares exchanged into Class A ordinary shares	4,651	100,609	-	-	-	-	100,609	(4,651)
Allocation to the Class B profits interest	-	(265,444)	-	-	-	265,444	-	-
Redemptions of shares	-	(640,874)	-	-	-	(148,250)	(789,124)	-
Net income/(loss)	-	1,639,005	-	-	-	-	1,639,005	-
Balance at June 30, 2026	4,289,705	74,199,165	5,067	99,991	46,000	121,794	74,420,951	130,194

F-35

Consolidated Statement of Cash Flows

For the Period from January 1, 2026 Through June 30, 2026

	Series 186	Series 190	Series 191	Series 192	Series 193	Series 195	Series 196	Series 197	Series 198	Series 199	Series 200
Cash Flows From Operating Activities
Net income (loss)	$(3,460)	$(860)	$(5,480)	$(2,160)	$(820)	$(1,198)	$(4,600)	$(6,020)	$(1,020)	$(1,580)	$(1,060)
Administrative services fee settled in Class A shares (non-cash)	3,460	860	5,480	2,160	820	1,198	4,600	6,020	1,020	1,580	1,060
Gain on sale of artwork	-	-	-	-	-	-	-	-	-	-	-
Net cash provided by (used in) operating activities	-	-	-	-	-	-	-	-	-	-	-
Cash Flows From Investing Activities
Proceeds from sale of artwork	-	-	-	-	-	-	-	-	-	-	-
Net cash provided by (used in) investing activities	-	-	-	-	-	-	-	-	-	-	-
Cash Flows From Financing Activities
Redemptions of shares and distributions to members	-	-	-	-	-	-	-	-	-	-	-
Net cash provided by (used in) financing activities	-	-	-	-	-	-	-	-	-	-	-
Net Change in Cash and Cash Equivalents	-	-	-	-	-	-	-	-	-	-	-
Cash and Cash Equivalents transferred in the common control transaction	130	130	130	130	130	130	130	130	130	130	130
Cash and Cash Equivalents, end of period	$130	$130	$130	$130	$130	$130	$130	$130	$130	$130	$130
Non-cash financing: Class A shares issued in settlement of the administrative services fee	3,460	860	5,480	2,160	820	1,198	4,600	6,020	1,020	1,580	1,060
Non-cash: administrative services fee payable transferred in and settled in shares	6,920	1,720	10,960	4,320	1,640	2,418	9,200	12,155	2,040	3,160	2,120
Non-cash investing: proceeds from sale of artwork receivable at period end	-	-	-	-	-	-	-	-	-	-	-

F-36

Consolidated Statement of Cash Flows

For the Period from January 1, 2026 Through June 30, 2026

	Series 201	Series 202	Series 203	Series 204	Series 205	Series 206	Series 207	Series 208	Series 209	Series 211	Series 212
Cash Flows From Operating Activities
Net income (loss)	$(1,040)	$(4,640)	$(940)	$(860)	$(1,172)	$(680)	$(500)	$(4,940)	$(680)	$(945)	$(1,080)
Administrative services fee settled in Class A shares (non-cash)	1,040	4,640	940	860	1,172	680	500	4,940	680	945	1,080
Gain on sale of artwork	-	-	-	-	-	-	-	-	-	-	-
Net cash provided by (used in) operating activities	-	-	-	-	-	-	-	-	-	-	-
Cash Flows From Investing Activities
Proceeds from sale of artwork	-	-	-	-	-	-	-	-	-	-	-
Net cash provided by (used in) investing activities	-	-	-	-	-	-	-	-	-	-	-
Cash Flows From Financing Activities
Redemptions of shares and distributions to members	-	-	-	-	-	-	-	-	-	-	-
Net cash provided by (used in) financing activities	-	-	-	-	-	-	-	-	-	-	-
Net Change in Cash and Cash Equivalents	-	-	-	-	-	-	-	-	-	-	-
Cash and Cash Equivalents transferred in the common control transaction	130	130	130	130	130	130	130	130	130	130	130
Cash and Cash Equivalents, end of period	$130	$130	$130	$130	$130	$130	$130	$130	$130	$130	$130
Non-cash financing: Class A shares issued in settlement of the administrative services fee	1,040	4,640	940	860	1,172	680	500	4,940	680	945	1,080
Non-cash: administrative services fee payable transferred in and settled in shares	2,080	9,280	1,880	1,720	2,366	1,360	1,000	9,880	1,360	1,908	2,160
Non-cash investing: proceeds from sale of artwork receivable at period end	-	-	-	-	-	-	-	-	-	-	-

F-37

Consolidated Statement of Cash Flows

For the Period from January 1, 2026 Through June 30, 2026

	Series 213	Series 214	Series 215	Series 216	Series 217	Series 218	Series 219	Series 220	Series 221	Series 222	Series 223
Cash Flows From Operating Activities
Net income (loss)	$(1,580)	$997,875	$(3,460)	$(1,080)	$(2,600)	$(3,320)	$(5,480)	$(1,940)	$(4,320)	$(720)	$(2,590)
Administrative services fee settled in Class A shares (non-cash)	1,580	2,125	3,460	1,080	2,600	3,320	5,480	1,940	4,320	720	2,590
Gain on sale of artwork	-	(1,000,000)	-	-	-	-	-	-	-	-	-
Net cash provided by (used in) operating activities	-	-	-	-	-	-	-	-	-	-	-
Cash Flows From Investing Activities
Proceeds from sale of artwork	-	2,600,000	-	-	-	-	-	-	-	-	-
Net cash provided by (used in) investing activities	-	2,600,000	-	-	-	-	-	-	-	-	-
Cash Flows From Financing Activities
Redemptions of shares and distributions to members	-	(789,124)	-	-	-	-	-	-	-	-	-
Net cash provided by (used in) financing activities	-	(789,124)	-	-	-	-	-	-	-	-	-
Net Change in Cash and Cash Equivalents	-	1,810,876	-	-	-	-	-	-	-	-	-
Cash and Cash Equivalents transferred in the common control transaction	130	130	130	130	130	130	130	130	130	130	130
Cash and Cash Equivalents, end of period	$130	$1,811,006	$130	$130	$130	$130	$130	$130	$130	$130	$130
Non-cash financing: Class A shares issued in settlement of the administrative services fee	1,580	2,125	3,460	1,080	2,600	3,320	5,480	1,940	4,320	720	2,590
Non-cash: administrative services fee payable transferred in and settled in shares	3,160	5,092	6,920	2,160	5,200	6,640	10,960	3,880	8,640	1,440	5,226
Non-cash investing: proceeds from sale of artwork receivable at period end	-	-	-	-	-	-	-	-	-	-	-

F-38

Consolidated Statement of Cash Flows

For the Period from January 1, 2026 Through June 30, 2026

	Series 224	Series 225	Series 226	Series 227	Series 228	Series 229	Series 230	Series 231	Series 232	Series 233	Series 234
Cash Flows From Operating Activities
Net income (loss)	$(1,840)	$(3,345)	$(1,600)	$(2,040)	$(13,120)	$(1,160)	$(2,240)	$(960)	$748,520	$(2,280)	$(1,360)
Administrative services fee settled in Class A shares (non-cash)	1,840	3,345	1,600	2,040	13,120	1,160	2,240	960	1,480	2,280	1,360
Gain on sale of artwork	-	-	-	-	-	-	-	-	(750,000)	-	-
Net cash provided by (used in) operating activities	-	-	-	-	-	-	-	-	-	-	-
Cash Flows From Investing Activities
Proceeds from sale of artwork	-	-	-	-	-	-	-	-	-	-	-
Net cash provided by (used in) investing activities	-	-	-	-	-	-	-	-	-	-	-
Cash Flows From Financing Activities
Redemptions of shares and distributions to members	-	-	-	-	-	-	-	-	-	-	-
Net cash provided by (used in) financing activities	-	-	-	-	-	-	-	-	-	-	-
Net Change in Cash and Cash Equivalents	-	-	-	-	-	-	-	-	-	-	-
Cash and Cash Equivalents transferred in the common control transaction	130	130	130	130	130	130	130	130	130	130	130
Cash and Cash Equivalents, end of period	$130	$130	$130	$130	$130	$130	$130	$130	$130	$130	$130
Non-cash financing: Class A shares issued in settlement of the administrative services fee	1,840	3,345	1,600	2,040	13,120	1,160	2,240	960	1,480	2,280	1,360
Non-cash: administrative services fee payable transferred in and settled in shares	3,680	6,157	3,200	4,080	26,240	2,320	4,480	1,920	2,961	4,560	2,720
Non-cash investing: proceeds from sale of artwork receivable at period end	-	-	-	-	-	-	-	-	1,750,000	-	-

F-39

Consolidated Statement of Cash Flows

For the Period from January 1, 2026 Through June 30, 2026

	Series 236	Series 244	Consolidated
Cash Flows From Operating Activities
Net income (loss)	$(3,680)	$(940)	$1,639,005
Administrative services fee settled in Class A shares (non-cash)	3,680	940	110,995
Gain on sale of artwork	-	-	(1,750,000)
Net cash provided by (used in) operating activities	-	-	-
Cash Flows From Investing Activities
Proceeds from sale of artwork	-	-	2,600,000
Net cash provided by (used in) investing activities	-	-	2,600,000
Cash Flows From Financing Activities
Redemptions of shares and distributions to members	-	-	(789,124)
Net cash provided by (used in) financing activities	-	-	(789,124)
Net Change in Cash and Cash Equivalents	-	-	1,810,876
Cash and Cash Equivalents transferred in the common control transaction	130	130	5,980
Cash and Cash Equivalents, end of period	$130	$130	$1,816,856
Non-cash financing: Class A shares issued in settlement of the administrative services fee	3,680	940	110,995
Non-cash: administrative services fee payable transferred in and settled in shares	7,360	1,880	222,522
Non-cash investing: proceeds from sale of artwork receivable at period end	-	-	1,750,000

F-40

MASTERWORKS VAULT 18, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The period from January 1, 2026 through June 30, 2026 (Unaudited)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Organization – Masterworks Vault 18, LLC (the “Company”) was formed on November 18, 2024 as a Delaware series limited liability company to facilitate investment in individual works of art (each, an “Artwork”) that are each owned by individual series of the Company. The Company is managed by a Board of Managers comprised of three individuals and is administered by Masterworks Administrative Services, LLC (the “Administrator”).

Each Artwork is owned by a separate series of the Company. Each series of the Company succeeded to the assets, rights and obligations of a separate Delaware limited liability company (each, a “Target Issuer” and, collectively, the “Target Issuers”) that had conducted its own offering of Class A ordinary shares pursuant to Regulation A of the Securities Act of 1933, as amended (each, an “Offering”), and had acquired a single Artwork. See Restructuring Transactions below. As a Delaware series limited liability company, the debts, liabilities, obligations and expenses incurred, contracted for or otherwise existing with respect to a particular series of the Company are segregated and enforceable only against the assets of such series under Delaware law.

All of the proceeds from each Offering were used to pay, directly or indirectly, for the acquisition of a single Artwork and to pay an expense allocation, or “true-up,” to Masterworks Gallery, LLC (“Gallery”). Through June 30, 2026, the Target Issuers succeeded by the series of the Company had accepted and closed upon aggregate subscriptions of $84,457,000, resulting in the issuance of an aggregate of 4,222,850 Class A ordinary shares at $20.00 per share, each of which was exchanged for one Class A ordinary share of the corresponding series of the Company in the Restructuring Transactions.

Restructuring Transactions – On June 1, 2026, the assets, rights and obligations of 46 Target Issuers were transferred into 46 distinct series of the Company through a sequence of asset transfers and assignments, distributions, mergers and dissolutions (the “Restructuring Transactions”). The primary purpose of the Restructuring Transactions was to facilitate simpler tax reporting and increase the efficiency of Masterworks operations. Each Target Issuer assigned, and the successor series assumed, all of the agreements to which the Target Issuer was a party, including its management services agreement, and each series assumed the pre-existing obligation of the predecessor Target Issuer to exchange Management Fee Shares for Class A ordinary shares of such series on a one-for-one basis. Each shareholder of a Target Issuer received shares of the corresponding series of the Company of the same class and in the same number as the shares held in the Target Issuer; no consideration was paid and no shareholder bore any cost or expense. The ownership, capitalization, board of managers, assets and obligations of each series immediately following the Restructuring Transactions were the same as those of the corresponding Target Issuer immediately before, and the compensation arrangements of each Target Issuer were assumed by the corresponding series without change. Each Target Issuer was dissolved following the merger.

Conversions effected to complete the Restructuring Transactions. The Company was formed as a Delaware series limited liability company on November 18, 2024. To effect the Restructuring Transactions the Company converted to a Texas series limited liability company pursuant to Section 10 of the Texas Business Organizations Code and formed two protected series in Texas in respect of each Target Issuer, being a Merger Series and a surviving series; following the mergers the Company converted back to a Delaware series limited liability company. Texas law permits the merger of protected series, while Delaware law permits the merger only of registered series of a registered series limited liability company, and effecting the mergers in Texas was therefore more efficient and less costly than converting the Company to a registered series limited liability company under Delaware law. The conversions did not change the assets, liabilities, capitalization, ownership or governance of the Company or of any series, and have no effect on the accompanying consolidated financial statements. The certificates of formation and of conversion filed with the Delaware and Texas Secretaries of State are incorporated by reference in Item 4 of this Report.

The Restructuring Transactions were a transaction between entities under common control within the scope of FASB Accounting Standards Codification Subtopic 805-50, Business Combinations: Related Issues (“ASC 805-50”). The assets and liabilities transferred have been recognized by each series at the historical carrying amounts of the predecessor Target Issuer, and no goodwill or other adjustment to carrying value has been recognized. Because the Target Issuers were not under common control with one another prior to the Restructuring Transactions, and because the Company had no assets, liabilities or operations prior to the Restructuring Transactions, the financial statements have not been retrospectively adjusted to combine periods before the transfer.

F-41

Basis of Presentation and Periods Presented - Each series of the Company continues an investment previously made through a single Target Issuer, which was itself a Regulation A reporting company; the reports of each Target Issuer are incorporated by reference into the Company's offering circular and remain available on the SEC's EDGAR website under that Target Issuer's own name, the most recent of them being its annual report for the year ended December 31, 2025, filed on April 30, 2026. Because the assets and liabilities were recognized at the Target Issuer's historical carrying amounts, the carrying value of each Artwork in these financial statements is the same historical cost reported by the predecessor Target Issuer, and the net assets contributed on June 1, 2026 are that Target Issuer's members' equity immediately before the transfer, including all of its activity through that date. The amounts presented for the period from January 1, 2026 through June 30, 2026 are not comparable with the annual or semiannual amounts reported by a Target Issuer for its own, longer, reporting periods. Item 1 of this Report sets out, for each series, the Target Issuer it succeeded together with that Target Issuer's SEC file number and Central Index Key.

This Report covers the first six months of the Company’s fiscal year, and the accompanying Consolidated Statements of Operations, of Members’ Equity and of Cash Flows are presented for the period from January 1, 2026 through June 30, 2026, the Company’s first reporting period. The Company’s offering statement on Form 1-A was qualified on May 29, 2026. The Company had no assets, liabilities or operations at any time from the beginning of the period until the Restructuring Transactions on June 1, 2026; the opening balances of the period are accordingly nil, and the balances transferred on that date are the first amounts recognized. The accompanying Consolidated Balance Sheet is presented as of June 30, 2026. The Company had no assets, liabilities or operations at December 31, 2025 or at any earlier date, and conducted no operations in any prior period; accordingly, no comparative amounts are presented and any comparative amounts of the Company, if presented, would be nil. As described above, the financial statements have not been retrospectively adjusted to combine periods before the transfer. The semiannual reports of the Target Issuers for the six months ended June 30, 2025, which present the corresponding period for the investments now held by the series, are incorporated by reference in the Company’s offering circular and remain available on the SEC’s EDGAR website.

The accompanying consolidated financial statements are unaudited and have been prepared on the same basis as the annual financial statements the Company will prepare. In the opinion of management they include all adjustments, consisting only of normal recurring adjustments, necessary for a fair statement of the Company’s and each series’ financial position at June 30, 2026 and its results of operations and cash flows for the period from January 1, 2026 through June 30, 2026. They do not include all of the information and note disclosures required by U.S. GAAP for complete financial statements, and the results for the period are not necessarily indicative of the results to be expected for the full year.

Each Target Issuer announced the Restructuring Transactions in a Current Report on Form 1-U filed on May 29, 2026 and remained subject to the reporting requirements of Regulation A until it filed a Form 1-Z, exiting the reporting system, on June 29, 2026 in connection with its dissolution. The Company has reported in respect of each surviving series from June 1, 2026, the date of the transfer.

Members’ Liability – The Company is organized as a Delaware series limited liability company, and the debts, liabilities, obligations and expenses incurred, contracted for or otherwise existing with respect to a particular series of the Company are segregated and enforceable only against the assets of such series under Delaware law. Similarly, as a Cayman Islands segregated portfolio company, the debts, liabilities, obligations and expenses of a particular segregated portfolio of SPC are segregated and enforceable only against the assets of such segregated portfolio under Cayman Islands law. As such, the liability of a member of a series of the Company for the financial obligations of that series is limited to the member’s contribution of capital to such series.

Principles of Consolidation – The consolidated financial statements of each individual series include the accounts of the individual series and a segregated portfolio of Masterworks Cayman, SPC (“SPC”), a Cayman Islands segregated portfolio company. Title to the Artwork of each series is held by the applicable segregated portfolio (each, a “Segregated Portfolio”), and each series owns a substantial majority of the economic interests in its Segregated Portfolio. Each series treats its Segregated Portfolio as a consolidated subsidiary in these financial statements in accordance with FASB ASC Subtopic 810-10, Consolidation: Overall (“ASC 810”). All significant intercompany transactions and balances have been eliminated in consolidation.

The Company reports consolidated financial statements of all of its series given that they are under common control. In accordance with ASC 810, noncontrolling interest is presented in the consolidated financial statements when a subsidiary of any of the consolidated entities has a noncontrolling interest. The Administrator has a noncontrolling interest in each Segregated Portfolio in connection with its ownership of Management Fee Shares.

F-42

Basis of Accounting and Use of Estimates – The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

Artwork – The Artwork of each series is recorded at cost, which is the purchase price paid for the Artwork by the predecessor Target Issuer, and was carried over to the series at that amount in the Restructuring Transactions. The expense allocation described below is not a component of the cost of the Artwork. Artwork is determined to have an indefinite life. The Company reviews the Artwork of each series for impairment in accordance with the requirements of FASB ASC Subtopic 360-10, Property, Plant, and Equipment: Impairment and Disposal of Long-Lived Assets (“ASC 360”). In accordance with ASC 360, the Company reviews the Artwork of each series for impairment whenever events or changes in circumstances indicate that the carrying amount of the Artwork may not be recoverable, and measures any impairment as the amount by which the carrying value of the Artwork exceeds its fair value. There were no events or circumstances indicating impairment of the Artwork of any series for the period presented.

Expense Allocation – At the time of its Offering, each Target Issuer paid Gallery an expense allocation, or “true-up,” equal to approximately 10% of the size of that Offering. The expense allocation was a fixed, non-recurring payment for (i) financing commitments, (ii) Masterworks’ sourcing of the Artwork, (iii) all research, data analysis, condition reports, appraisal, due diligence, travel, currency conversion and legal services to acquire the Artwork and (iv) the use of the Masterworks Platform and Masterworks intellectual property. The expense allocation was recognized as an expense by the predecessor Target Issuer in the period in which it was incurred and is not included in the carrying value of the Artwork. No expense allocation was paid in connection with the Restructuring Transactions and no further expense allocation is payable. No other expenses associated with the organization of the Company, any series, or the purchase and securitization of the Artwork are paid, directly or indirectly, by the Company, any series or investors in any series.

Cash – The cash of each series consists of cash held in Federal Deposit Insurance Corporation (“FDIC”) insured bank accounts and in the bank account of the applicable Segregated Portfolio.

Cash Equivalents – The Company considers all highly liquid investments with original maturities of three months or less at the time of purchase, including investments in money market funds, to be cash equivalents. The Company does not hold any cash equivalents.

Concentration of Credit Risk – Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash. The Company maintains the cash of each series at financial institutions which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts.

Earnings (loss) per share – The Company applies the two-class method. The Class B shares of a series are a participating security: they carry no right to the capital contributed to that series and entitle the holder to a share of the appreciation in the Artwork of that series, which is settled by a distribution on the sale of the Artwork. Net income (loss) of a series is allocated between the Class A ordinary shares and the Class B shares according to their respective participation rights, and basic earnings (loss) per share of each class is that allocation divided by the weighted-average number of shares of that class outstanding during the period. No income is allocated to the Class B shares of a series that has not sold the Artwork of the series, because the Class B entitlement arises only on a sale.

Diluted earnings (loss) per Class A ordinary share additionally reflects the Class A ordinary shares issuable on exchange or conversion, as applicable, of the Management Fee Shares held by the Administrator. Where a series sells the Artwork of the series, those shares are exchanged or converted for Class A ordinary shares on or about the date of sale; from the date of exchange or conversion the resulting shares are outstanding and are included in the basic weighted-average share count rather than treated as potentially dilutive.

The Class B shares carry a conversion feature. No Class B shares have converted in any period presented and the Class B economic entitlement is satisfied by distribution rather than conversion, so the conversion feature is not treated as a separate dilutive instrument.

F-43

Where a series reports a net loss for the period, diluted earnings (loss) per share equals basic earnings (loss) per share, because including potentially dilutive shares would be anti-dilutive. At June 30, 2026, the Class A ordinary shares issuable on exchange and excluded on that basis were 135,261.

Income Taxes – The Company is a Delaware series limited liability company, and the Company is treated as a partnership for U.S. tax purposes. Each series is disregarded for income tax purposes. As such, the Company and each of its series are pass-throughs for income tax purposes and generally not subject to federal or state income taxes. Instead, each series’ taxable income or loss, which may differ significantly from the income or loss reported in the financial statements, is allocated to its members and each member is responsible for reporting their share of the series’ taxable income or loss on their federal and state tax returns. Accordingly, no provision for income taxes is reflected in the accompanying financial statements. For the current tax year and all major taxing jurisdictions, the Administrator has determined that the Company and each series qualify as pass-through entities with no uncertain tax positions requiring recognition in the financial statements. If any series incurs an income tax liability in the future, interest on the liability will be recorded as interest expense and penalties will be recorded as income tax expense for that series. The Administrator does not anticipate material changes to its assessment of uncertain tax positions in the next twelve months. However, this conclusion may be subject to review and adjustment based on changes in tax laws, regulations, interpretations, or other factors, including the timing of deductions, income allocation across jurisdictions, and compliance with U.S., state, and foreign tax laws.

Organizational and Offering Costs – The expenses of the Company and each series are paid by the Administrator pursuant to the Management Services Agreement (the “Services Agreement”) in exchange for Management Fee Shares as described below. Organizational and offering costs of each Target Issuer were paid by the Administrator and its affiliates on behalf of the Target Issuer, and the Company is not required to reimburse the Administrator for any of those costs. Accordingly, those costs are not included in the Company’s consolidated financial statements.

Members’ Equity – Members’ equity of each series is comprised of different classes of membership interests, as described below. Shares of those classes that were issued to the Administrator in respect of the management services fee are referred to in this Report as the “Management Fee Shares”. The term is a convenience of description only: it is not a class of shares, it is not authorized or defined by the Company’s operating agreement, and it carries no rights beyond those of the class to which the shares belong. It refers to Class A preferred shares of a series and to preferred shares of the Segregated Portfolio that holds the Artwork of that series. Through December 31, 2023 the fee was settled in Class A preferred shares issued by the Target Issuer itself; since January 1, 2024 it has been settled in preferred shares of the applicable Segregated Portfolio, and no further Class A preferred shares are issued to the Administrator as compensation.

Class A ordinary shares – The Class A ordinary shares of each series represent in the aggregate 100% of the members’ capital accounts of such series and an 80% interest in the profits recognized upon any sale of the Artwork of such series, after deduction of all management fees and other expenses. Any Class A shares owned by the Administrator have no voting rights. All other Class A ordinary shares have certain limited voting and approval rights, generally including the issuance of additional shares and the removal of members of the Board of Managers or the Administrator. The Board of Managers controls all other actions as stated in the Company’s operating agreement.

Class A preferred shares – The Class A preferred shares of a series were issued to the Administrator as Management Fee Shares by the predecessor Target Issuer before January 1, 2024 and represent preferred membership interests in such series. A series has authorized Class A preferred shares only if its Target Issuer had authorized Management Fee Shares in that form at the time of that Target Issuer’s initial Offering, and the number outstanding is the number that Target Issuer had issued as Management Fee Shares before the Restructuring Transactions. The Class A preferred shares have a $20.00 per share liquidation preference over the Class A ordinary shares of the same series and are convertible into Class A ordinary shares of that series on a one-for-one basis, at any time at the option of the holder, for no additional consideration. No additional Class A preferred shares are issued; Management Fee Shares earned in respect of those series since January 1, 2024 are issued as SPC preferred shares, as described below.

Class B shares – The Class B shares of each series, initially held by Masterworks, are profits interests that represent 0% of the members’ capital accounts in such series and a 20% interest in the profits recognized upon any sale of the Artwork of such series, after deduction of all management fees and other expenses. In addition, prior to a sale of the Artwork of a series, the Class B shares of that series may be converted into Class A ordinary shares of that series with a value at the time of conversion equal to 20% of the amount, if positive, by which the aggregate value of the shares of that series outstanding on a fully diluted basis exceeds the product of the number of Class A ordinary shares so outstanding on a fully diluted basis and $20.00. The authorized number of Class B shares is limited to the number set forth on the Consolidated Statement of Members’ Equity. The convertible Class B shares have no specified exercise date, exercise price, or expiration. Class B shares have no voting rights after the issuance of Class A shares of the applicable series.

Class C share – The Class C share of a series has no economic or voting rights, but would enable the holder thereof, if any, to remove, replace or reconstitute the Board of Managers. The Class C share, if issued, may be issued to an affiliated entity of the Company that has raised capital from unaffiliated third party investors to invest in a diversified collection of artwork, which may include an investment in Class A ordinary shares of a series of the Company.

F-44

SPC preferred shares – Since January 1, 2024, the management services fee has been settled by the issuance of preferred shares of the applicable Segregated Portfolio to the Administrator. The SPC preferred shares have a $20.00 per share liquidation preference over the SPC ordinary shares of the same Segregated Portfolio and are “non-participating,” meaning that if any distribution is made in respect of an SPC preferred share, that distribution will never exceed $20.00 per share. They are exchangeable at any time at the option of the holder on a one-for-one basis into Class A ordinary shares of the series of which the Segregated Portfolio holds the Artwork, and are presented as a noncontrolling interest in the accompanying consolidated financial statements.

An exchange or conversion occurs when the Administrator disposes of Management Fee Shares to a third party, and on a sale of the Artwork of a series. Where a sale of the Artwork of a series would result in the holders of Class A ordinary shares of that series receiving less than $20.00 per share, the Management Fee Shares outstanding in respect of that series are entitled to receive $20.00 per share in preference to any payment on the Class A ordinary shares. Where it would result in $20.00 or more per share, those Management Fee Shares are exchanged or converted, as applicable, for Class A ordinary shares of that series on or about the date of sale, and the carrying amount of the noncontrolling interest, together with the carrying amount of the Class A preferred shares of that series, is reclassified to Class A ordinary shares.

SPC ordinary shares held by a series – The SPC ordinary shares held by a series represent a residual economic ownership interest in the Segregated Portfolio that owns the Artwork of that series, after deduction of amounts payable in respect of the SPC preferred shares, if any. Each series’ membership interest represented by SPC ordinary shares is eliminated upon consolidation between the series and its Segregated Portfolio.

Revenue Recognition – The Company does not plan to generate a material amount of revenue in respect of a series until the Artwork of that series is sold at some undetermined future date. At the time of sale, revenue is recognized upon the transfer of title to the Artwork to the buyer.

2. RELATED PARTY TRANSACTIONS

The Administrator contractually provides management services to the Company and each series pursuant to the Management Services Agreement, which was entered into by the predecessor Target Issuer and was assigned to and assumed by the successor series in the Restructuring Transactions. The management services fee is payable quarterly in arrears and is paid by issuing Management Fee Shares to the Administrator at a rate of 1.5% per annum of the total outstanding equity interests of the applicable Segregated Portfolio after giving effect to such issuance. Management Fee Shares are valued using the net asset value effective as of the applicable quarter-end in which the fee is due and payable. The Company recognizes the management services fee expense at the time of issuance of the related Management Fee Shares, as the requisite service period is considered completed, and records the issuance as an equity issuance.

During the period from January 1, 2026 through June 30, 2026, the Company recorded $110,995 in management fees relating to the issuance of 16,430 Management Fee Shares to the Administrator. The Management Fee Shares issued during the period had an aggregate value of $336,264, of which $222,523 settled fees accrued by the Target Issuers for April 1, 2026 through May 31, 2026 and transferred to the Company in the Restructuring Transactions. The weighted average grant-date fair value of the shares issued during the period was $20.47.

The management services fee covers all ordinary operating costs of the Company and each series; however, the Administrator will charge the Company for any extraordinary costs and payments, including costs and payments associated with litigation, arbitration, or judicial proceedings; material or extraordinary transactions related to a merger, third-party tender offer, or other similar transaction and for selling the Artwork of a series. For any extraordinary costs incurred or payments made on behalf of a series, the Company will show the expense on its statement of operations in the period of occurrence for the applicable series, as well as carry forward a due to related party liability on its balance sheet in perpetuity, until the Artwork of that series is sold and the resulting proceeds can be used to settle the liability to the Administrator. The Administrator may be removed from its role as Administrator if the holders of two-thirds (⅔) of the voting shares of all series of the Company voting as a single class vote to remove and replace the Administrator, which would result in termination of the Services Agreement.

The Services Agreement also provides that the Administrator pays each series for the rights to commercialize the Artwork of that series for the duration of the operations of the Company. Each series receives de minimis royalty income from the Administrator each fiscal year.

F-45

All balances and transactions denoted as to or from “affiliate” on the accompanying consolidated balance sheet, statement of operations, and statement of cash flows represent related party transactions.

3. RISKS AND UNCERTAINTIES

The nature of the Company’s operations are limited in scope. The Company holds no material assets other than the Artwork beneficially owned by each series, has no employees (other than officers who are fully compensated by Masterworks), and has no debts or contractual obligations, other than a management services agreement pursuant to which the Administrator will provide services that are essential to the Company, such as storage, insurance, display, transport, SEC filings and compliance, and other normal operating services, and the Administrator will fund all of such costs and expenses. As a result of this relationship, the Company is dependent upon the Administrator and is totally reliant on the Administrator to manage its business.

The preparation of the consolidated financial statements requires the use of estimates by management. Although the Artwork of each series is carried at its cost basis, subject to possible impairment, management must estimate the value of the Artwork to determine the expense associated with the fees payable to the Administrator, which are payable in the form of Management Fee Shares that are exchangeable for Class A ordinary shares, hence, representing membership interests in the Company. The value of Artwork is highly subjective and given that each artwork is unique, there is a risk that management’s estimates are materially incorrect, which would result in an understatement or overstatement of the Company’s expenses. The value of the Artwork of each series estimated by management has no impact on the number of Management Fee Shares issued or Class A ordinary shares issuable on exchange thereof.

The Company and each series is subject to an exceptionally high level of concentration risk. The Artwork of any series can decline in value, become worthless or be difficult or impossible to liquidate due to economic factors, trends in the art market generally, trends relating to the genre of the artwork or trends relating to the market for works by the artist that produced the Artwork, as well as changes in the condition of the Artwork and other factors. In periods of global financial weakness and disruption in financial and capital markets, the art market tends to experience declines in transaction volume, making it extremely difficult to liquidate artwork during such periods at acceptable values or at all.

4. SUBSEQUENT EVENTS

Management has evaluated events and transactions that have occurred since June 30, 2026 and reflected their effects, if any, in these statements through September 28, 2026, the date the financial statements were available to be issued, and a summary of material events is set forth below.

No offerings of the Company were qualified after the date of the financial statements through September 28, 2026.

The net proceeds of the sale of the Artwork of Series 232, which were recorded as a receivable of $1,750,000 at June 30, 2026, were received and distributions to holders of Class A ordinary shares of that series commenced on July 1, 2026.

The Artwork of two series was sold and those series are in liquidation. Distributions of the net proceeds to holders of Class A ordinary shares, and the amounts remaining to be distributed, were as follows as of September 28, 2026:

Series	Date of Sale	Distribution Commenced	Total Distribution to Class A	Remaining to be Distributed
Series 214	June 25, 2026	June 30, 2026	$2,451,880	$46,309
Series 232	June 26, 2026	July 1, 2026	$1,632,736	$60,581

The amount remaining to be distributed relates to holders for whom payment instructions are outstanding, and is expected to be distributed as those instructions are received.

On September 1, 2026, Nigel S. Glenday resigned as Chief Executive Officer, Chief Financial Officer and a manager of the Company, and resigned from all other officer, manager and director positions held with other affiliates of Masterworks, effective as of 11:59 p.m. Eastern time on that date. Mr. Glenday’s resignation was not the result of any disagreement with the Company, Masterworks, or their respective affiliates on any matter relating to the Company’s operations, policies or practices. Effective simultaneously with, and so as to avoid any vacancy resulting from, Mr. Glenday’s resignation, Scott W. Lynn was appointed to fill all roles vacated by Mr. Glenday, including Chief Executive Officer, Chief Financial Officer and a manager of the Company, and serves as the Company’s principal executive officer, principal financial officer and principal accounting officer. Mr. Lynn is the founder and Chief Executive Officer of Masterworks, LLC. There is no arrangement or understanding between Mr. Lynn and any other person pursuant to which he was appointed to these positions. It is expected that Mr. Glenday will continue to serve as a senior adviser to Masterworks, LLC and its affiliates.

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Item 4. Exhibits

INDEX OF EXHIBITS

Exhibit No.	Description of Exhibit

2.1	Certificate of Formation of Masterworks Vault 18, LLC filed with Delaware Secretary of State on November 18, 2024 (incorporated by reference to the copy thereof submitted as Exhibit 2.1 to the Company’s Form 1-A filed on April 23, 2026).*
2.2	Form of Certificate of Conversion of Masterworks Vault 18, LLC filed with Delaware Secretary of State (incorporated by reference to the copy thereof submitted as Exhibit 2.2 to the Company’s Form 1-A filed on April 23, 2026).*
2.3	Form of Certificate of Conversion of Masterworks Vault 18, LLC filed with Texas Secretary of State (incorporated by reference to the copy thereof submitted as Exhibit 2.3 to the Company’s Form 1-A filed on April 23, 2026).*
2.4	Form of Plan of Conversion (included in Exhibit 2.3) (incorporated by reference to the copy thereof submitted as Exhibit 2.4 to the Company’s Form 1-A filed on April 23, 2026).*
2.5	Form of Certificate of Formation of Masterworks Vault 18, LLC filed with Texas Secretary of State (incorporated by reference to the copy thereof submitted as Exhibit 2.5 to the Company’s Form 1-A filed on April 23, 2026).*
2.6	Form of Certificate of Conversion of Masterworks Vault 18, LLC filed with Texas Secretary of State (incorporated by reference to the copy thereof submitted as Exhibit 2.6 to the Company’s Form 1-A filed on April 23, 2026).*
2.7	Form of Certificate of Conversion of Masterworks Vault 18, LLC filed with Delaware Secretary of State (incorporated by reference to the copy thereof submitted as Exhibit 2.7 to the Company’s Form 1-A filed on April 23, 2026).*
2.8	Form of Certificate of Formation of Masterworks Vault 18, LLC filed with Delaware Secretary of State (incorporated by reference to the copy thereof submitted as Exhibit 2.8 to the Company’s Form 1-A filed on April 23, 2026).*
2.9	Form of Amended and Restated Operating Agreement of Masterworks Vault 18, LLC (incorporated by reference to the copy thereof submitted as Exhibit 2.9 to the Company’s Form 1-A filed on April 23, 2026).*
4.1	Form of Subscription Agreement (incorporated by reference to the copy thereof submitted as Exhibit 4.1 to the Company’s Form 1-A filed on April 23, 2026).*
6.1	Amended and Restated Memorandum and Articles of Association of Masterworks Cayman, SPC (incorporated by reference to the copy thereof submitted as Exhibit 6.1 to the Company’s Form 1-A filed on April 23, 2026).*
6.2	Form of Designation of SPC Ordinary Shares and SPC Preferred Shares (incorporated by reference to the copy thereof submitted as Exhibit 6.2 to the Company’s Form 1-A filed on April 23, 2026).*
6.3	Form of Assignment and Assumption Agreement (incorporated by reference to the copy thereof submitted as Exhibit 6.3 to the Company’s Form 1-A filed on April 23, 2026).*
6.4	Form of Agreement and Plan of Merger (incorporated by reference to the copy thereof submitted as Exhibit 6.4 to the Company’s Form 1-A filed on April 23, 2026).*

* Filed Previously

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Masterworks Vault 18, LLC

By:	/s/ Joshua B. Goldstein
Name:	Joshua B. Goldstein
Title:	General Counsel & Secretary

Pursuant to the requirements of Regulation A, this Report has been signed below by the following persons on behalf of the issuer in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Scott W. Lynn	Chief Executive Officer	September 28, 2026
Scott W. Lynn	(Principal Executive Officer)

/s/ Scott W. Lynn	Chief Financial Officer (Principal Financial Officer	September 28, 2026
Scott W. Lynn	and Principal Accounting Officer) and Member of Board of Managers

/s/ Joshua B. Goldstein	Member of the Board of Managers	September 28, 2026
Joshua B. Goldstein

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